**ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS**

**TO BE HELD ON JULY 16, 2024**

**NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS**

**and**

**MANAGEMENT PROXY CIRCULAR**

**This Notice and Management Proxy Circular,**

**along with accompanying materials, require your immediate attention.**

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOUR OF ALL PROPOSED RESOLUTIONS.**

**YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.**

June 13, 2024

## LETTER TO SHAREHOLDERS

Dear fellow shareholders,

It is my great privilege to write this letter to you all ahead of our upcoming Annual General and Special Meeting (the "**Meeting**"), the first for the combined company (the "**Company**") created from the recently completed merger of Aeterna Zentaris Inc. ("**Aeterna**") and Ceapro Inc. ("**Ceapro**"). I wanted to share with you why I'm so excited for the prospects of our Company going forward, and what we hope to achieve for the benefit of our valued shareholders and the biotechnology sector at large. I also wanted to introduce our proposed new name and encourage you to vote **FOR** the Name Change Resolution ahead of the Meeting.

**Better Together**

Before the merger, Aeterna and Ceapro were two independent, complementary biopharmaceutical development companies. Today, with the business combination officially completed, we have the requisite team, capital, and internal capabilities to create long-term sustainable growth by developing and bringing value-driving, transformational products to the market.

By combining forces, our Company is now poised to generate great value, over both the near and long-term, for many reasons, including (but not limited to):

- **Greater potential for stable cash flow to support R&D of potentially higher return pharmaceutical products.** The Company currently generates revenues from two main active ingredients, oat beta glucan and avenanthramides, extracted and purified using its proprietary technology. Cash from these products can now be used along with the Company's revenue from the commercialization or licensing of its macimorelin product to support the development of exciting, high potential-return products, ideally creating growing and sustainable revenue for the Company and investors;

- **Greater diversification of commercial and development product pipeline lowers risk**. The Company now boasts an extensive and diversified pipeline of innovative products in development, including quicker-to-market biotechnology products and exciting potentially higher return, but longer-horizon, products. With this pipeline rejuvenation, the Company is anticipated to boast:
  - more products in the pipeline that are closer to potential commercialization;
  - an enhanced ability to strategically focus financial and company resources in a manner that provides the most value to the Company and shareholders; and
  - a more compelling value proposition and lower risk profile.

- **Expanded pharmaceutical research and development capabilities.** The Company's talented team brings deep expertise and knowledge that are expected to play a key role in advancing the Company and its development pipeline. We now have the infrastructure to support development activities and potentially offer improved efficiencies, in addition to cost savings. The Company also has an expanded development pipeline of products which its leadership is committed to prioritizing as they evaluate what will provide the best overall potential for the Company, shareholders, and consumers.

- **Compelling North American + European combination**. The Company now boasts an operational presence in North America and Europe. While we expect to continue to maintain some presence in Europe, we believe that we need to re-focus operations within the North American biotechnology market, to provide optimal exposure to potential new investors, business development opportunities and talent.

- **Expertise and efficiencies.** We can now leverage the combined experience and expertise of our predecessor companies, including navigating the conduct of human clinical trials and the crucial regulatory approval process required to bring pharmaceutical products to market. We can now leverage this expertise with the higher value pharmaceutical opportunities being advanced for our active ingredients and technologies.

**Moving Forward Together Under a New Banner**

With the merger completed, we have turned our attention to rebranding the new combined Company. In selecting a name, we wanted to choose one that would reflect who we are – a strong biopharmaceutical development business, whose upside is capped only by the limits of our imagination. With that sentiment top-of-mind, I'm delighted to announce our Company's new name:

**COSCIENS Biopharma Inc.**

We believe that COSCIENS Biopharma Inc. reflects the attributes that we outlined above and I believe it will serve us well as we grow together. We are now asking you, our valued fellow shareholders, to vote **FOR** the Name Change Resolution in advance of the Meeting, scheduled for July 16, 2024.

In order for your proxy vote to be counted at the Meeting, please ensure that it is received in advance of the proxy voting deadline of July 12, 2024. For more details regarding the Meeting, please review the enclosed Management Proxy Circular.

Shareholders with any questions or who need help voting may contact Kingsdale Advisors, the Company's strategic shareholder advisor and proxy solicitation agent by telephone at 1-866-581-1513 (toll-free in North America) or 1-416-623-2513 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

On behalf of the Board, I thank you for your support over the last several months which was integral to the successful completion of the merger. I hope you share my excitement for the future as we strive to build a company that is greater than the sum of its parts.

Regards,

**/s/ Ronald W. Miller**

Chair of the Board of Directors

# NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that the annual general and special meeting (the "**Meeting**") of shareholders of Aeterna Zentaris Inc. (the "**Corporation**" or "**Aeterna Zentaris**") will be held on Tuesday, July 16, 2024, at 10:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders can access the Meeting by visiting www.virtualshareholdermeeting.com/AEZS2024. The Meeting is being held for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2023, together with the auditors' report thereon;

2. to elect directors;

3. to appoint auditors and to authorize the directors to determine their compensation;

4. to consider and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is set forth in the management proxy circular of the Corporation dated June 13, 2024, authorizing an amendment to the articles of the Corporation, and any other actions that may be deemed necessary or desirable, to change the name of the Corporation to "COSCIENS Biopharma Inc.", or such other name as the Board of Directors of the Corporation, in its sole discretion and subject to applicable regulatory approvals, deems to be appropriate; and

5. to transact such other business as may properly come before the Meeting.

The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the Meeting is June 14, 2024.

The Meeting will be held virtually. Shareholders will not be able to attend the Meeting in person. Shareholders (both registered and non-registered) who choose to attend the Meeting will do so by accessing a live audio webcast of the Meeting via the Internet. To attend the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/AEZS2024 and check-in using the control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern time) on Tuesday, July 16, 2024. Online check-in will begin 15 minutes prior, at 9:45 a.m. (Eastern time). You should allow ample time for online check-in procedures.

At www.virtualshareholdermeeting.com/AEZS2024, shareholders will be able to listen to the Meeting live and submit questions, and registered shareholders and duly appointed proxyholders will be able to submit their vote while the Meeting is being held. We believe that hosting the Meeting virtually will enable increased shareholder attendance from locations around the world and encourage more active shareholder engagement and participation at the Meeting.

If you are unable to attend the Meeting or if you wish to vote in advance of the Meeting, please carefully follow the instructions on the proxy or voting instruction form. Shareholders that hold their common shares with a bank, broker or financial intermediary and wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the Chair of the Meeting no later than 10:00 a.m. (Eastern time) on July 12, 2024 (or at least 48 hours prior to the commencement of any reconvened Meeting in the event of any adjournment(s) or postponement(s) thereof). The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice. If you are attending the Meeting, please log-on to the virtual meeting platform in advance to ensure that your vote will be counted.

As shareholders of Aeterna Zentaris, it is very important that you read the management proxy circular of the Corporation dated June 13, 2024 and other Meeting materials carefully. **Even if you intend to attend the Meeting, it is recommended that you vote in**

**advance to ensure that your vote is received before the Meeting.** To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your common shares in the same manner as if you mark, sign and return your proxy card.

Shareholders with any questions or who need help voting may contact Kingsdale Advisors, the Corporation's strategic shareholder advisor and proxy solicitation agent by telephone at 1-866-581-1513 (toll-free in North America) or 1-416-623-2513 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

By order of the Board of Directors,

**/s/ Ronald W. Miller**

**Chair of the Board**
**Toronto, Ontario**

June 13, 2024

**MANAGEMENT PROXY CIRCULAR**

**TABLE OF CONTENTS**

**<u>SCHEDULES</u>**

MANAGEMENT PROXY CIRCULAR

## SECTION 1 – INTRODUCTION

**This management proxy circular (this "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the "Corporation", "Aeterna Zentaris", "we" or "our") for use at the annual general and special meeting of our shareholders (the "Meeting") and any reconvened Meeting following any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.**

The Meeting will be held on Tuesday, July 16, 2024 at 10:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders will not be able to attend the Meeting in-person. Shareholders (both registered and non-registered) can access the Meeting by visiting www.virtualshareholdermeeting.com/AEZS2024. A summary of the information that shareholders will need to attend the Meeting online is provided below.

We may solicit proxies by telephone, Internet or mail. We will bear the entire cost of any such solicitation. We may also reimburse brokers and other persons holding our common shares (the "**Common Shares**") in their names, or in the names of nominees, for their costs incurred in sending proxy materials to registered or non-registered owners and obtaining their proxies or voting instructions.

Information contained in this Circular is given as of June 13, 2024 unless otherwise specifically stated. Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person's home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2023: €1.000 = U.S.$1.082 and CAN$1.000 = U.S.$0.741; for the financial year ended December 31, 2022: €1.000 = U.S.$1.053 and CAN$1.000 = U.S.$0.759; and for the financial year ended December 31, 2021: €1.000 = U.S.$1.182 and CAN$1.000 = U.S.$0.797.

### 1.1 Share Consolidations

Effective July 21, 2022, the Corporation consolidated all of its outstanding Common Shares on a basis of one post-consolidation Common Share for every 25 pre-consolidation Common Shares (the "**2022 Consolidation**"). Further, on May 3, 2024, the Corporation consolidated all of its outstanding Common Shares on a basis of one post-consolidation Common Share for every four pre-consolidation Common Shares (the "**2024 Consolidation**"). Accordingly, all Common Shares, deferred share units, warrants and stock options were adjusted to reflect the 2022 Consolidation and the 2024 Consolidation. All figures used in this Circular reflect the 2022 Consolidation and the 2024 Consolidation unless otherwise stated.

### 1.2 Plan of Arrangement with Ceapro

On June 3, 2024, Aeterna Zentaris completed its previously announced merger of equals transaction with Ceapro Inc. ("**Ceapro**"), pursuant to which Aeterna Zentaris acquired 100 percent of the common shares of Ceapro pursuant to a court-approved plan of arrangement under the *Canada Business Corporations Act* (the "**CBCA**"). As a result, Ceapro is now a wholly-owned subsidiary of Aeterna Zentaris and Aeterna Zentaris is continuing the operations of Aeterna Zentaris and Ceapro on a combined basis (the "**Arrangement**").

Additionally, as part of the Arrangement, Aeterna Zentaris issued to its shareholders immediately prior to the closing of the Arrangement, 0.47698 of a share purchase warrant ("**Transaction Warrant**") for each Common Share held as of such date.

At Aeterna Zentaris' special meeting of shareholders held on March 12, 2024 (the "**2024 Special Meeting**"), shareholders of Aeterna Zentaris voted to approve, among other things, the 2024 Consolidation and a resolution, conditional on completion of the Arrangement, to set the number of directors of Aeterna Zentaris at eight and to elect four additional directors, being Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li. Each of the four conditionally elected directors was a director of Ceapro until the completion of the Arrangement.

Upon the closing of the Arrangement on June 3, 2024, Klaus Paulini resigned as a director and as the Chief Executive Officer of Aeterna Zentaris and Gilles Gagnon was appointed as Chief Executive Officer. Klaus Paulini will remain an employee of Aeterna's German subsidiary for a transitional period to assist with the integration of Ceapro and Aeterna. Additionally, on closing of the Arrangement, Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li, each a nominee of Ceapro, were appointed to the board of directors of Aeterna Zentaris. Giuliano La Fratta has continued in his role of Chief Financial Officer of Aeterna Zentaris.

For additional information with respect to the Arrangement, please refer to the section entitled "*The Plan of Arrangement – Principal Terms of the Plan of Arrangement*" in the Corporation's Amended Registration Statement on Form F-1 filed with the SEC on April 29, 2024 and to the Arrangement Agreement incorporated by reference as Exhibit 2.1 to the Amended Registration Statement on Form F-1. Further information on the Arrangement is also available in the management information circular dated February 9, 2024 which is available on the Corporation's SEDAR+ profile at www.sedarplus.ca.

## SECTION 2 – INFORMATION CONCERNING VOTING AT THE MEETING

### 2.1 Your Vote is Important

As a shareholder, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in attendance at the Meeting. These materials are being sent to both our registered and non-registered shareholders. Please return your proxy as specified in this Circular and in the form of proxy or voting instruction form.

### 2.2 How to Vote

If you are eligible to vote and your Common Shares are registered in your name, you can vote your Common Shares at the Meeting or by proxy in advance of the Meeting, as explained below. Voting by proxy in advance of the Meeting is the easiest way to vote your shares. **Only registered shareholders or duly appointed proxyholders may vote at the Meeting.**

You are a registered shareholder if your name appears on your share certificate or your Direct Registration System confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or join the live webcast of the Meeting and to submit your questions and vote while the Meeting is being held.

If your Common Shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered or beneficial shareholder. If your Common Shares are listed in an account statement provided to you by your broker, those Common Shares will generally not be registered in your name. Such Common Shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker's client. If you are a non-registered or beneficial shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or have an appointed proxyholder join the live webcast the day of the Meeting to attend the Meeting live, submit questions and vote your Common Shares.

Shareholders with any questions or who need help voting may contact Kingsdale Advisors, the Corporation's strategic shareholder advisor and proxy solicitation agent by telephone at 1-866-581-1513 (toll-free in North America) or 1-416-623-2513 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Non-registered shareholders who do not object to their name being made known to the Corporation may be contacted by our strategic shareholder advisor and proxy solicitation agent to assist in conveniently voting their Common Shares directly by telephone. Aeterna Zentaris may also utilize the Broadridge QuickVote™ service to assist such shareholders with voting their Common Shares.

*Electronic Delivery*

Beneficial shareholders are asked to consider signing up for electronic delivery ("**E-delivery**") of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative that eliminates the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the Meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for E-delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided that your intermediary supports this service.

### 2.3 Vote in Advance of the Meeting – Voting by Proxy

Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form or voting instruction form, as applicable, accompanying this Circular:

- Go to **www.proxyvote.com** and follow the instructions. You will need your 16-digit control number, which can be found on your proxy form or voting instruction form, as applicable.
- Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided.
- Call **1.800.474.7493 (English)** or **1.800.474.7501 (French)**. You will need your control number, found on your proxy form or voting instruction form, as applicable.

Your duly completed proxy form or voting instruction form, as applicable, must have been received by our proxy tabulator with sufficient time for your vote to be processed, and in all cases, no later than **10:00 a.m. on Friday, July 12, 2024** (Eastern time) (or at least 48 hours prior to the commencement of any reconvened Meeting in the event of any adjournment(s) or postponement(s) thereof).

### 2.4 Voting at the Meeting

If you are a registered shareholder and wish to vote at the Meeting, you do not need to complete or return your proxy form. The day of the Meeting, registered shareholders will be able to vote via the live webcast by completing a ballot online during the Meeting.

Non-registered shareholders (also known as beneficial shareholders) will not be able to vote live at the Meeting. Instead, non-registered shareholders should follow the directions provided on their voting instruction form and vote by proxy in advance of the Meeting in accordance with the directions provided on the voting instruction form.

To attend the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/AEZS2024 and check-in using the 16-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across Internet browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection from wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern time) on Tuesday, July 16, 2024. Online check-in will begin 15 minutes prior, at 9:45 a.m. (Eastern time). You should allow ample time for online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the Meeting log in page.

If you wish to appoint someone as proxy to vote your Common Shares for you at the Meeting during the live webcast, please follow the instructions directly below and found on either your proxy form or voting instruction form, as applicable. You will need to create a unique eight-character identification number which will allow your appointee to join the Meeting and vote your shares on your behalf.

To appoint someone as proxy, go to www.proxyvote.com and insert the name of your designate in the "Change Appointee(s)" section and provide a unique appointee identification number on the voting site for your appointee to access the Meeting. You **must** provide your appointee the exact name and eight-character appointee identification number to access the Meeting. Appointees can only be validated at the Meeting using the exact name and eight-character appointee identification number you enter. **If you do not create an eight-character appointee identification number and provide it to your appointee, your appointee will not be able to access the Meeting**.

### 2.5 How your Common Shares will be Voted

You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are **Gilles Gagnon, the President and Chief Executive Officer of the Corporation and Giuliano La Fratta, the Senior Vice President, Finance and Chief Financial Officer of the Corporation**) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. **You have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided, and following the instructions found in the proxy form or voting instruction form, as applicable, or by completing another proper form of proxy. Make sure that the person you appoint is aware that they are appointed and that this person logs into the online Meeting using the credentials you created for them as your appointee.**

**Your Common Shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your Common Shares represented by proxies in favour of Gilles Gagnon, the President and Chief Executive Officer of the Corporation or Giuliano La Fratta, the Senior Vice President, Finance and Chief Financial Officer of the Corporation, will be voted as follows:**

i) **FOR the election of management's nominees as directors;**
ii) **FOR the appointment of Deloitte LLP as auditors; and**
iii) **FOR the special resolution to change the name of the Corporation to "COSCIENS Biopharma Inc." (the "Name Change Resolution"),**

**and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting.** Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Corporation may recommend.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and is not aware of any amendment or other business likely to be brought before the Meeting.

The Board and management are unanimously recommending that shareholders vote **FOR** all matters of business at the Meeting.

A simple majority of the votes cast will constitute approval of each of these matters, except for the Name Change Resolution which is a special resolution and, as such, requires approval by not less than two thirds of the votes cast either virtually or by proxy at the Meeting.

### 2.6 Revoking your Proxy

You may revoke your proxy at any time, by voting again on the Internet or by phone before 10:00 a.m. on Friday, July 12, 2024 (Eastern time), or by completing an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), or in any other manner permitted by law, and deposited with the Corporate Secretary of the Corporation at the registered office of the Corporation (222 Bay St. Suite 3000, Toronto, ON M5K 1E7) at any time up to and including 10:00 a.m. on Friday, July 12, 2024 (Eastern time) (or at least 48 hours prior to the commencement of any reconvened Meeting in the event of any adjournment(s) or postponement(s) thereof).

### 2.7 Transfer Agent

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1.800.564.6253, by fax at 1.888.453.0330 or by Internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service.

### 2.8 Intermediaries Fees

Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Corporation, or non-objecting beneficial owners, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners.

### 2.9 Strategic Advisory

The Corporation has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the Corporation.

Shareholders with any questions or who need help voting may contact Kingsdale Advisors, the Corporation's strategic shareholder advisor and proxy solicitation agent by telephone at 1-866-581-1513 (toll-free in North America) or 1-416-623-2513 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

### 2.10 Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, any proposed nominee for election as director of the Corporation or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

## SECTION 3 – VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

### 3.1 Voting Shares and Quorum

Shareholders of record as of June 14, 2024, are entitled to receive notice of and to vote at the Meeting. As of June 13, 2024, there were 3,061,560 issued and outstanding Common Shares. The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders.

Our By-Laws (as defined below) provide that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.

### 3.2 Principal Shareholders

As of June 13, 2024, to the knowledge of our officers and directors and based on shareholders' public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

## SECTION 4 – PRESENTATION OF THE FINANCIAL STATEMENTS

Our audited consolidated financial statements as at December 31, 2023, and December 31, 2022, and for the years ended December 31, 2023, 2022 and 2021 and the auditors' report thereon will be submitted at the Meeting.

## SECTION 5 – ELECTION OF DIRECTORS

### 5.1 Board of Directors

We are governed by our restated articles of incorporation (the "**Articles of Incorporation**") under the CBCA and by articles of amendment dated October 2, 2012, November 17, 2015, May 9, 2019, July 18, 2022 and April 30, 2024 (together with the Articles of Incorporation, the "**Articles**") and by our by-laws, as amended and restated on March 21, 2013 (the "**By-Laws**"). Our Articles provide that our Board shall be composed of a minimum of five and a maximum of 15 directors. Our Board currently consists of eight members. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of shareholders.

At our 2024 Special Meeting, our shareholders approved, conditional on the completion of the Arrangement, an increase in the number of directors from five to eight and the election of Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li, each a nominee of Ceapro. The Arrangement and these changes to the Board were completed on June 3, 2024.

Management proposes the eight persons named in the table below (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier.

Pursuant to the CBCA, directors are not considered elected unless they receive more votes for their election than against at an uncontested meeting. Assuming the election of directors at the Meeting is uncontested, each director will only be elected if the number of votes cast in his or her favour represents a majority of the total votes cast with respect to his or her election by the shareholders who are present in person or represented by proxy. An incumbent director who is not elected may continue in office until the earlier of the 90$^{th}$ day after the date of the Meeting and the date on which his or her successor is appointed or elected.

Unless contrary instructions are given with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the eight nominees whose names are set out in the table below. Management does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy.

| Name and Place of Residence | Principal Occupation | Director since | Total Securities | | | |
|---|---|---|---|---|---|---|
| | | | Common Shares(1) | Deferred Share Units ("DSUs") | Options | Transaction Warrants |
| **Edwards, Peter G.**(2)(3) Ohio, USA | Corporate Director; formerly General Counsel, Aziyo Biologics (medical company) | 2020 | — | 12,250 | — | — |
| **Egbert, Carolyn**(3)(4) Texas, USA | Owner, Creative Solutions for Executives (consulting company); former Chair of the Board of the Corporation; Corporate Director | 2012 | 469 | 12,780 | 600 | 223 |
| **Foster, Geneviève**(2)(4) Laval, Quebec | Business lawyer | 2024 | — | — | 4,956 | — |
| **Gagnon, Gilles** Quebec, Canada | President and Chief Executive Officer of the Corporation; former President and Chief Executive Officer of Ceapro | 2020 | 41,962 | 12,250 | 17,936 | — |
| **Kosciessa, Ulrich**(2)(4) Pinneberg, Schelswig-Holstein, Germany | Chief Executive Officer of Photonamic since September 2006; since April 2018, Chief Operating Officer of SBI ALApharma | 2024 | 1,848 | — | 5,428 | — |
| **Li, William**(3) Holliston, Massachusetts, USA | Co-founder and Medical Director since 1994, and President since 2000, of Angiogenesis Foundation | 2024 | 2,397 | — | 7,198 | — |
| **Miller, Ronald W.** Oakville, Ontario, Canada | Chair of the Board of Directors of the Corporation; Former President and CEO of Hoffmann-La Roche Limited (Roche Canada) (2000-2022); Former Chair of Ceapro | 2024 | — | — | 4,956 | — |
| **Turpin, Dennis**(2) Quebec, Canada | President and Chief Executive Officer of Endoceutics, Inc. | 2021 | 320 | 11,950 | — | 152 |

(1) We do not have any direct information concerning the number of Common Shares beneficially owned by the nominees or concerning our Common Shares over which such persons exercise control or direction. This information was provided to us by the nominees individually.
(2) Member of the Audit Committee. Dennis Turpin is the Chair of the Audit Committee.
(3) Member of the Nominating and Governance Committee ("**NGC**"). Carolyn Egbert is the Chair of the NGC.
(4) Member of the Human Resources and Compensation Committee ("**HRCC**"). Geneviève Foster is the Chair of the HRCC.

**Director Biographies**

**Peter G. Edwards** joined the Board on May 15, 2020 and is a member of the Audit Committee and of the NGC. Mr. Edwards most recently served as General Counsel of Aziyo Biologics from September 2021 to October 2022. Before that, he served as Executive Vice President and General Counsel of Celanese Corporation from January 2017 to January 2019. Previously, Mr. Edwards was the Executive Vice President and General Counsel of Baxalta Incorporated, a biopharmaceutical spin-off from Baxter, from June 2015 until its merger with Shire plc in July 2016. Before that, he was Senior Vice President and General Counsel of the global specialty pharmaceuticals company, Mallinckrodt plc, from July 2013 to June 2015 and served as its Vice President and General Counsel

from May 2010 to its spin-off from Covidien plc in June of 2013. Additionally, Mr. Edwards formerly served as Executive Vice President and General Counsel for Solvay Pharmaceuticals in Brussels, Belgium from June 2007 until April 2010 and as its Senior Vice President and General Counsel in the US from October 2005 to June 2007. Prior to that, he held in-house positions of increasing responsibility within Mettler-Toledo, Inc. and Eli Lilly and Company. Mr. Edwards began his career in 1990 as an associate in the Kansas City, Missouri office of Shook, Hardy & Bacon L.L.P. Mr. Edwards received his J.D., cum laude, from Brigham Young University.

**Carolyn Egbert** has served as a director on our Board since August 2012 and as Chair of our Board from May 2016 to June 2024. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. ("**Solvay**") (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the Board of Directors of seven subsidiary companies and as Chair of one subsidiary board. After retiring in 2010, she established Creative Solutions for Executives, a consulting business providing expertise in corporate governance, ethics and compliance, organizational development, executive compensation, and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. Carolyn was also a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.

**Geneviève Foster** is a corporate director and a business lawyer. Since 2008, as a solo business lawyer, she provides services and counsel to a select group of companies which operate in various industries including life sciences and pharma. Through her involvement with her client companies and their boards, Ms. Foster developed an expertise in leading publicly traded and privately held companies in the establishment of strategic plans, international development, sound governance practices and value-creating transactions. She began her career with a national law firm after which she became general counsel of private and publicly traded companies. She served as the Vice President, Legal Affairs and Corporate Secretary at Warnex Inc., a TSX-listed company which developed and licensed innovative technologies and operated medical and pharmaceutical laboratories. Additional career appointments include Director, Legal Affairs and Corporate Secretary of Boomerang Tracking Inc., a TSX-listed company which used cellular technology to track stolen vehicles, and Spectra Telecom ST Inc., an affiliate of SNC-Lavalin and Telesystem in the engineering and construction of wireless telecom towers on the international scene. Ms. Foster holds a Bachelor of Business Administration, a Bachelor of Law and is a member of the Quebec Bar. She is fluent in both English and French. In addition to her previous position on the Board of Directors of Ceapro, she currently sits on the Board of directors of the Quebec CPA Order. Previously, she served as a board member and executive of BioQuebec and as a board member of Oxfam Quebec. In 2023, Ms. Foster completed the Directors Education Program offered by the Institute of Corporate Directors - Rotman University and she holds the ICD.D designation.

**Gilles Gagnon** (M.Sc., MBA, ICD.D) joined the Board on January 1, 2020. Mr. Gagnon currently serves as the President and Chief Executive Officer of the Corporation. Preceding his current role, Mr. Gagnon was President and Chief Executive Officer of Ceapro, and prior to that, he was President and CEO of Aeterna Zentaris Inc. During the past 35 years, Mr. Gagnon has worked at several management levels within the field of health, notably in the hospital and pharmaceutical industries. Mr. Gagnon has participated in several international committees and strategic advisory boards. He served nine years on the board of directors of Canada's Research-Based Pharmaceutical Companies (Rx&D - now Innovative Medicine Canada) where he represented members from the biopharmaceutical sector and pioneered the Rx&D's Canadian Bio-partnering initiative. He is currently a member of the CEO Council of Innovative Medicine Canada. He is a certified corporate Director having completed the Directors Education Program at the Rotman School of Management at the University of Toronto and he has served on several boards of both private and publicly listed companies in the biopharmaceutical sector.

**Dr. Ulrich Kosciessa** currently serves as the Chief Executive Officer of Germany-based Photonamic GmbH & Co. KG and as Representative Director of Tokyo-based SBI Pharmaceuticals Co. LTD., as well as the Chief Operating Officer of Hong Kong based SBI ALApharma Co. LTD. He has worked for more than 20 years for Medac GmbH, a global pharmaceutical company with operations in 70 countries where he served as a member of the Executive Management Board, as Managing Director of Medac International and as Chairman of the Board of Medac Pharma Inc., a U.S.-based subsidiary of Medac GmbH focused on specialty pharmaceuticals for autoimmune diseases and cancer. Throughout his career at Medac, Dr. Kosciessa has formed several subsidiaries and affiliates as well as established a network of global partners, growing the company's international business more than 50% since 2005. In addition, since 2006 Dr. Kosciessa has also served as Chief Executive Officer of Photonamic, a former subsidiary of Medac

GmbH, now belonging to the SBI group of Japan, focused on research and development of photodynamic therapy and diagnostics. He has successfully developed two Photonamic products currently marketed in Europe, North America, South America, the Asian Pacific region and Australia. From 2006 to 2008, Dr. Kosciessa served as Chief Executive Officer at Immune Laboratory of Hannover, a research-based organization focused on autologous dendritic cell-based tumor vaccines. Prior to joining Medac GmbH, Dr. Kosciessa was a postdoctoral researcher at the neuroscience/neurodegenerative diseases division of Schering AG, a multinational pharmaceutical company. He received a B.Sc. in Biology and a Ph.D. in Molecular Biology from Georg-August University of Göttingen, Germany.

**Dr. William Li** is the President, Medical Director and Co-founder of the Angiogenesis Foundation, which leads a worldwide revolution in diet and disease prevention based on emerging clinical research and technological advances. Through his work at the Angiogenesis Foundation, he has developed a unique social enterprise model based on international collaborations with leading medical academic centers, biopharmaceutical companies and government agencies, including the National Institute of Health, National Cancer Institute and the FDA. Dr. Li's expertise extends across numerous medical specialties including oncology, hematology, cardiology, diabetes, ophthalmology, dermatology and wound care along with a diverse category of other disease areas and health conditions. Dr. Li's extensive work has been published in Science, The New England Journal of Medicine, Nature Reviews Clinical Oncology, The Lancet and other leading peer-reviewed medical journals. He is a highly sought international lecturer and advisor, and has been recognized by O Magazine, The Atlantic, USA Today, The New York Times, TIME Magazine, Wall Street Journal and CNN, as well as the Bill and Melinda Gates Foundation and the Clinton Global Initiative. Additionally, Dr. Li's diet and disease prevention expertise has been featured on "The Doctor Oz Show" television show including his Eat to Defeat Cancer initiative, a healthy eating campaign in over 130 countries. Dr. Li received his A.B. with honors from Harvard College, and his M.D. from the University of Pittsburgh School of Medicine, Pennsylvania. He completed his clinical training in General Internal Medicine at the Massachusetts General Hospital in Boston. Dr. Li has held appointments on the clinical faculties of Harvard Medical School, Tufts University, and at Dartmouth Medical School. He is an Honorary Fellow of the American College of Wound Care Specialists and has served as advisor and consultant to leading global public and private companies.

**Ronald W. Miller** was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly as it relates to Roche's mandate of developing and delivering innovative healthcare solutions for Canadians. Mr. Miller has more than 43 years of extensive and varied experience in the pharmaceutical industry. Born in Scotland, Mr. Miller completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative. Mr. Miller advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Mr. Miller was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008. Mr. Miller was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada ("**IMC**"), the national association representing Canada's research-based pharmaceutical companies, from 2019 to 2022. He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Mr. Miller was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

**Dennis Turpin** is a seasoned professional executive and chartered professional accountant (CPA) with significant experience in finance and capital markets transactions, business development and mergers and acquisitions, over 20 years of which has been in the biopharmaceutical industry. He is currently the President and Chief Executive Officer of Endoceutics, Inc. ("**Endoceutics**"), a specialty biopharmaceutical company, since January 2019 and was previously the Vice President, Special Projects since June 2018. He was previously the Vice President and Chief Financial Officer of the Quebec Port Authority from February 2016 to June 2018. From 2007 to 2015, Mr. Turpin was the Senior Vice President and Chief Financial Officer of Aeterna Zentaris. Prior to that, between 1996 and 2007 he held various finance roles with Aeterna Zentaris. Mr. Turpin joined Aeterna Zentaris in August 1996 as Director of Finance. Prior to that, he was a Director in the tax department at Coopers Lybrand, now PricewaterhouseCoopers, from 1988 to 1996 and worked as an auditor from 1985 to 1988. Mr. Turpin earned his Bachelor's degree in Accounting from Laval University in Québec. He obtained his license in accounting in 1985 and became a chartered accountant in 1987.

## 5.2 Orders, Bankruptcies and Sanctions

Other than as set forth below, to the knowledge of our directors and officers, no proposed director:

a) is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including us) that,

   i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

   ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b) is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Dennis Turpin has been the Chief Executive Officer of Endoceutics since January 2019. On September 26, 2022, the Superior Court of Quebec issued an order granting Endoceutics and its subsidiaries' application for creditor protection under the *Companies' Creditors Arrangement Act* (Canada) to address near term liquidity issues. The order will be in place until June 27, 2024 and may be extended.

None of the proposed directors have: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, (ii) entered into a settlement agreement with a securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

## SECTION 6 – DISCLOSURE OF COMPENSATION

This section of the Circular focusses on compensation disclosure for the financial year ended December 31, 2023. As a result, unless otherwise stated, it does not take into account the recently completed Arrangement and the related changes to the Board, Board committees and management. Aeterna expects to review its compensation programs in light of the completion of the Arrangement.

On June 3, 2024, the Nominating, Governance and Compensation Committee of the Corporation (the "**NGCC**") was dissolved, and the Nominating and Governance Committee and the Human Resources and Compensation Committee were formed. Collectively, the NGC and HRCC now perform the functions of the former NGCC. As at December 31, 2023, the members of the NGCC were Ms. Carolyn Egbert (Chair), Mr. Peter G. Edwards and Mr. Gilles Gagnon, all of whom were independent as at such date.

### 6.1 Remuneration of Directors

The compensation paid to members of our Board who are not our employees (our "**Outside Directors**") is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the HRCC. The HRCC is currently composed of three Outside Directors, each of whom is independent, namely Ms. Geneviève Foster (Chair), Ms. Carolyn Egbert and Mr. Ulrich Kosciessa.

The mandate of the HRCC provides that it is responsible for, among other matters, assisting the Board in discharging its responsibilities relating to executive and other human resources matters including hiring, assessment, compensation matters (including the management of compensation-related risk) and succession planning.

#### *6.1.1 Compensation of Outside Directors*

Our Outside Directors are paid an annual cash retainer, the amount of which depends on the position held on the Board. Our Outside Directors will not be paid fees for attending Board meetings, unless some circumstance dictates that an unusual and burdensome

number of meetings must be held. If such circumstance occurs, the Board may institute meeting payments. The annual retainers are paid in quarterly instalments on or about the last day of each calendar quarter. All payments are calculated in U.S. dollars. The amount of each payment is converted to the Outside Director's home currency based on the exchange rate prevailing on the date of payment. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law.

In 2023, the Board retained Bowers Consulting LLC ("**Bowers**"), an independent consulting firm, to assist the Board and the NGCC with establishing and reviewing goals and performance objectives for the executive officers. For services provided in 2023, the Corporation paid Bowers $6,600.

See Section 6.1.3 below, "*Total Compensation of Outside Directors*" for details on the actual amounts paid to each Outside Director during the 2023 financial year.

The annual cash retainers for the Outside Directors prior to the dissolution of the NGCC on June 3, 2024 are set out below. As of the date of this Circular, the compensation structures for the NGC and HRCC are under consideration by the Board.

| Type of Compensation | Annual Retainer for the year 2023 ($) |
|---|---|
| Chair of the Board Retainer | 80,000 |
| Board Member Retainer | 50,000 |
| Audit Committee Chair Retainer | 30,000 |
| Audit Committee Member Retainer | 7,500 |
| NGCC Chair Retainer | 15,000 |
| NGCC Member Retainer | 5,000 |
| Strategic Committee | 78,000 |

In addition to the annual cash retainers above for each of the standing committees of the Board, effective as of October 1, 2022, the members of the Strategic Committee received a monthly fee of $6,500. The Strategic Committee was formed in December 2021 as an ad hoc committee to consider and evaluate potential strategic transactions that could be undertaken by the Corporation. The Board elected to defer any decision on whether and what to pay as a fee or retainer to members of the Strategic Committee so that the Board could evaluate the amount of effort required of those members. In 2022, Bowers was engaged to consider and advise on the appropriate compensation for members of the Strategic Committee. The Board considered the recommendations of Bowers on an amount of compensation designed to reflect the significant time and effort required as the Board accelerated its strategic activities. After considering the recommendations of Bowers, the Board approved a monthly cash retainer of $6,500 for members of the Strategic Committee, payable commencing as of October 1, 2022. Prior to November 2, 2022, the Strategic Committee was comprised of Carolyn Egbert (Chair), Peter Edwards and Gilles Gagnon. On November 2, 2022, Dennis Turpin replaced Gilles Gagnon as a member of the Strategic Committee. The Strategic Committee was dissolved on June 3, 2024 following the completion of the Arrangement.

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year.

### *6.1.2 Outstanding Option-Based Awards and Share-Based Awards*

The following table shows all awards outstanding to each Outside Director as at December 31, 2023:

| Name | Issuance Date (mm/dd-yyyy) | Number of Securities Underlying Unexercised Options(1) (#) | Option Exercise Price(1) ($) | Option Expiration Date(1) (mm-dd-yyyy) | Value of Unexercised In-the-money Options(1)(2) ($) | Issuance Date (mm-dd-yyyy) | Number of Shares or Units of Shares that have Not Vested(3) (#) | Market or Payout Value of Share-based Awards that have Not Vested(3)(4) ($) | Market or payout value of vested share-based awards not paid out or distributed(3)(4) ($) |
|---|---|---|---|---|---|---|---|---|---|
| Edwards, Peter G. | — | — | — | — | — | 05/15/2020 | 300 | — | 2,232 |
| | — | — | — | — | — | 05/05/2021 | 700 | — | 5,208 |
| | — | — | — | — | — | 08/03/2022 | 5,000 | — | 37,200 |
| | — | — | — | — | — | 06/14/2023 | 6,250 | — | 46,500 |
| Egbert, Carolyn | 08/15/2017 | 600 | 200.00 | 08/15/2024 | — | — | — | — | — |
| | — | — | — | — | — | 05/08/2018 | 230 | — | 1,711 |
| | — | — | — | — | — | 05/22/2019 | 300 | — | 2,232 |
| | — | — | — | — | — | 05/15/2020 | 300 | — | 2,232 |
| | — | — | — | — | — | 05/15/2021 | 700 | — | 5,208 |
| | — | — | — | — | — | 08/03/2022 | 5,000 | — | 37,200 |
| | — | — | — | — | — | 06/14/2023 | 6,250 | — | 46,500 |
| Gagnon, Gilles | — | — | — | — | — | 05/15/2020 | 300 | — | 2,232 |
| | — | — | — | — | — | 05/19/2021 | 700 | — | 5,208 |
| | — | — | — | — | — | 08/03/2022 | 5,000 | — | 37,200 |
| | — | — | — | — | — | 06/14/2023 | 6,250 | — | 46,500 |
| Turpin, Dennis | — | — | — | — | — | 05/19/2021 | 700 | — | 5,208 |
| | — | — | — | — | — | 08/03/2022 | 5,000 | — | 37,200 |
| | — | — | — | — | — | 06/14/2023 | 6,250 | — | 46,500 |

(1) Refers to an option-based award.

(2) "Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the Nasdaq Capital Market ("**NASDAQ**") on the last trading day of the fiscal year (December 31, 2023) of $1.86 (which is equal to approximately $7.44 taking into account the impact of the 2024 Consolidation) and the exercise price of the options, multiplied by the number of unexercised options.

(3) Refers to a share-based award.

(4) The Corporation used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2023) of $1.86 (which is equal to approximately $7.44 taking into account the impact of the 2024 Consolidation).

### *6.1.3 Total Compensation of Outside Directors*

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2023. Our Outside Directors are generally paid in their home currency. Mr. Gagnon and Mr. Turpin were paid in Canadian dollars. Ms. Egbert and Mr. Edwards were paid in U.S. dollars.

| Name | Fees earned(1) ($) | Share-based Awards(2) ($) | Option-based Awards ($) | Non-Equity Incentive Plan Compensation ($) | Pension Value ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Edwards, Peter G. | 140,500 | 71,000 | — | — | — | — | 211,500 |
| Egbert, Carolyn | 173,000 | 71,000 | — | — | — | — | 244,000 |
| Gagnon, Gilles | 62,500 | 71,000 | — | — | — | — | 133,500 |
| Turpin, Dennis | 158,000 | 71,000 | — | — | — | — | 229,000 |

(1) In respect of our financial year ended December 31, 2023, we paid an aggregate amount of $534,000 in fees to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2023.
(2) Amounts shown represent the value of the DSUs on the grant date ($2.84; figure does not reflect the 2024 Consolidation). The value of one DSU on the grant date is the closing price of one Common Share on the NASDAQ on the last trading day preceding the date of grant.

## 6.2 Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our named executive officers ("**Named Executive Officers**") during 2023. For 2023, our Named Executive Officers were as follows:

- Dr. Klaus Paulini, who, from October 4, 2019 to June 3, 2024 served as President and Chief Executive Officer of the Corporation, as well as Managing Director, Aeterna Zentaris GmbH ("**AEZS Germany**") from July 2019 to June 3, 2024;
- Mr. Giuliano La Fratta, who, since January 24, 2022 has served as the Senior Vice President, Finance and Chief Financial Officer of the Corporation;
- Dr. Matthias Gerlach, who serves as Senior Vice President, Manufacturing & Managing Director, AEZS Germany;
- Dr. Eckhard Guenther, who formerly served as Vice President, Business Development & Alliance Management and Managing Director, AEZS Germany; and
- Dr. Michael Teifel who serves as Senior Vice President, Non-Clinical Development and Chief Scientific Officer.

### *6.2.1 Determining Compensation*

*HRCC*

The compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the HRCC. The HRCC is responsible for, among other matters: (i) making recommendations to the Board with respect directors' compensation; (ii) taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives; and (iii) assisting the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members. The Board has adopted a formal mandate for the HRCC.

Thus, the HRCC recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the HRCC, reviews the Chief Executive Officer's corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.

The HRCC recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company. The HRCC is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the HRCC recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The HRCC is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.

The HRCC is currently composed of Ms. Geneviève Foster (Chair), Ms. Carolyn Egbert and Mr. Ulrich Kosciessa, each of whom is independent. The Board believes that the members of the HRCC collectively have the knowledge, experience and background required to fulfill its mandate. For further details, see the biographies of the members of the HRCC set out above under Section 5.1, "*Board of Directors – Director Biographies*".

Until its dissolution on June 3, 2024, the former NGCC carried out the duties described above.

## 6.3 Compensation Discussion & Analysis

### *6.3.1 Compensation Philosophy and Objectives*

Our Board, through the HRCC, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The HRCC has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives' interests with those of our shareholders by:

- providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives serving in the same or measurably similar positions within comparable companies;
- providing the opportunity for executives to participate in equity-based incentive compensation plans;
- aligning executive compensation with our corporate objectives; and
- attracting and retaining highly qualified individuals in key positions.

#### *6.3.2 Compensation Elements*

Our executive compensation is targeted at the 50th percentile for small cap biopharmaceutical companies within both the local and national markets and is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, including stock options, previously granted under our second amended and restated stock option plan adopted by the Board on March 29, 2016, and ratified by the shareholders of Aeterna Zentaris on May 10, 2016 (the "**Stock Option Plan**"), and presently granted under the Corporation's long-term incentive plan adopted by the Board on March 27, 2018 and ratified by the shareholders of Aeterna Zentaris on May 8, 2018, (the "**Long-Term Incentive Plan**"), established for the benefit of our directors, certain executive officers and other Participants (as defined below in Section 6.3.6, "*Long-Term Equity Compensation – Summary of the Stock Option Plan*") as may be designated from time to time by either the Board or the HRCC; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.

*Base Salary.* Base salaries are intended to provide a steady income to our executive officers regardless of share price. In determining individual base salaries, the HRCC takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The HRCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

*Short-Term, Non-Equity Incentive Compensation.* Our short-term, non-equity incentive compensation plan sets a target cash bonus for each executive officer, expressed as a percentage of the executive officer's base salary. The amount of cash bonus paid to an executive officer depends on the extent to which he or she contributed to the achievement of the annual performance objectives established by the Board for the year. The annual performance objectives are specific operational, clinical, regulatory, financial, commercial and corporate goals that are intended to advance our product pipeline, to promote the success of our commercial efforts and to enhance our financial position. The annual performance objectives are set at the end of each financial year as part of the annual review of corporate strategies. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our President and Chief Executive Officer, Chief Financial Officer (or principal financial officer) and our other executive officers, including our Named Executive Officers. The award of a cash bonus requires the approval of both the HRCC and the Board and is based upon an assessment of each individual's performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the HRCC's determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.

*Long-Term Equity Compensation Plan of Executive Officers.* The long-term component of the compensation of our executive officers is based exclusively on the Long-Term Incentive Plan, which permits the issuance of a number of equity-based awards based on the contribution of the officers and their responsibilities. The Board adopted a policy regarding stock option grants in December 2014, which provides that each Named Executive Officer is eligible to receive options to acquire our Common Shares having a value, based on the Black-Scholes option pricing model, equal to a specified multiple of his or her salary. The specified multiple for the President and Chief Executive Officer is 1.5. The specified multiple for each other Named Executive Officer is 0.75. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Since the adoption of the Long-

Term Incentive Plan in 2018, we have broadened the types of equity-based awards which we may issue beyond stock options (to include, among other types, restricted stock units ("**RSUs**"), DSUs and others).

*Other Forms of Compensation.* Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees as either enrollment in the payroll system benefits program or by additional percentage compensation to self-enroll in private insurance policies. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees' retirement plans up to an annual maximum amount of $19,500 for employees in the United States and Canada. The contribution amounts for our United States and Canadian employees are subject to limitations imposed by the United States Internal Revenue Service and the Canada Revenue Agency respectively, on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

### *6.3.3 Positioning*

The HRCC is authorized to engage its own independent consultant for input on executive compensation matters. While the HRCC may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the HRCC and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

### *6.3.4 Risk Assessment of Executive Compensation Program*

The Board, through the HRCC, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and long-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officer. The HRCC has considered in general terms the concept of risk as it relates to our executive compensation program.

Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and equity-based awards) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the HRCC believes to be challenging yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual's overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of equity-based awards, which is intended to further align the interests of executives with those of shareholders. The HRCC believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.

The HRCC believes that the variable compensation elements (annual bonuses and equity-based awards) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The HRCC and the Board also generally have the discretion to adjust annual bonuses and equity-based awards based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

Based on the foregoing, the HRCC has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The HRCC believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behavior.

Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors' remuneration. Options to acquire our Common Shares and other equity-based awards issued pursuant to the Stock Option Plan or Long-Term Incentive Plan are not derivative securities for this purpose.

### *6.3.5 2023 Compensation*

*Base Salary.* The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers. In determining individual base salaries, the HRCC takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The HRCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

*Short-Term, Non-Equity Incentive Compensation.* The Board, based on the NGCC's recommendation, adopted the following performance objectives for 2023:

| Objective | Result |
|---|---|
| Drive financial performance with a high degree of disclosure quality and receiving clean audited reports and reducing our close to 5-6 days instead of 10-14 days. | **Objective met:** We received a clean audit opinion for the 2022 year end, reduced our monthly close to 6 days and greatly improved the quality of our internal and external financial reporting. This was accomplished by implementing additional processes, leveraging existing technology, utilizing new applications, and greater collaboration across the finance team. |
| Streamlining back-office process related to month end close; further improving interaction with operations to ensure accuracy by rolling out an R&D accrual process tool in Q1 and implementing a new reporting tool in Q1. | **Objective met:** We have streamlined monthly calls with operations to review progress of projects and ensure accurate R&D accruals. We also completed our initial implementation of the new Insight reporting tool in Q1. Through Q2 the team continues to refine the reporting tool and expects it to be fully operational at the end of Q2. |
| Identify at least $1M in additional savings or gains vs. budget by end of Q2. | **Objective met:** As of April 30th, we are $2.6M in favorable cash savings versus budget, and projections indicate that we will exceed this goal by June. |
| Transition from Novo: Ensure in Q2 the $9.4M are received together with all other deliverables (Product; API, equipment, documentation) at minimal cost. | **Objective met:** All expected payments ($9.4M) received from Novo; API received at no cost; NDA and documents transferred. |
| Continue to prioritize operational strategies within our pipeline to ensure high quality of work and success of hitting milestones:<br>1. Completion of the DETECT trial (l.p.l.v.) by end of 2023.<br>2. Securing neuromyelitis optica spectrum disorder ("**NMOSD**") efficacy data from patient blood in Q1.<br>3. Defining NMOSD development candidate in Q4. | 1. **Objective not met:** Completed in Q1 2024.<br>2. **Objective met:** AIM efficacy data received (T cell effects in blood).<br>3. **Objective on track:** to define development candidates for AIMs. |
| Ensure Go/No-Go decision of amyotrophic lateral sclerosis ("**ALS**") project by end of Q1 | **Objective met:** Positive ALS data warrants continuation, a go decision. |

| | |
|---|---|
| Enable evaluation of success probability of ALS vs. delayed clearance parathyroid hormone ("**DC-PTH**") project before ASM meeting. | **Objective met:** ALS and DC-PTH seem feasible and we are looking to identify partners for both projects. |
| Ensure timely product supplies with adequate quality oversight to prevent any re-calls throughout 2023. | **Objective met.** |
| Meet or beat the YTD performance of the XBI index on Dec. 1st, 2023. | **Objective not met:** Due to delays in achieving certain business and operational milestones. |
| Revise IR strategy and planning from the restrained approach during H1 2023:<br><br>1. Constant review of retail investors chat rooms.<br>2. More public appearances in person and virtually.<br>3. Tailored outreach to our known (main) investors.<br>4. Increased outreach to potential institutional investors. | 1. **Objective ongoing:** Review of investor feedback from chat rooms is included as a recurrent item for internal investor relations meetings.<br>2. **Objective ongoing:** The Corporation made appearances at two events: the JTC Virtual Investor Summer Spotlight Series (July 13) and the H.C. Wainwright 25th Annual Global Investment Conference (Sept. 11-13).<br>3. **Objective ongoing:** Regular outreach program to our known investor base was implemented and is ongoing.<br>4. **Objective ongoing:** The Corporation's M&A process during the year resulted in tailoring back outreach to selected activities. |
| MACRILEN partnering in US – Identify a new US and Canadian partner for Macrilen® by the end of 2023. | **Objective ongoing.** |

The NGCC considered the goals set out above in determining the cash bonus amounts awarded to the management team for 2023. The NGCC recognized that delays were experienced due to external factors, primarily that the war in Ukraine impacted the conduct of the DETECT study at clinical trial sites initiated in Ukraine and Russia and delayed the planned progress of the Corporation's pre-clinical program. As a result, some of the goals for 2023 were not fully achieved. After considering the extent to which the goals for 2023 were achieved and, where not achieved, the degree to which that was within the control of management, the NGCC recommended that cash bonuses awarded to the management team be paid but at a significantly reduced amount from both the target amounts and the amounts awarded in 2022. The amounts and comparisons with those paid in prior years are reflected in the Summary Compensation Table set out below in Section 6.5, "*Summary Compensation Table*".

### *6.3.6 Long-Term Equity Compensation*

For the financial year ended December 31, 2023, the Board did not approve any issuance of stock option awards to any of the Named Executive Officers.

***Summary of the Stock Option Plan***

We established the Stock Option Plan in order to attract and retain directors, officers, employees and suppliers of ongoing services, who will be motivated to work towards ensuring our success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation.

There were 600 options outstanding under the Stock Option Plan representing approximately 0.0% of all issued and outstanding Common Shares as of December 31, 2023. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. As of December 31, 2023, there were 59,414 Common Shares unallocated and available for future grants of options under the Stock Option Plan; however, the Corporation does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

The burn rate for the Stock Option Plan for the most recently completed fiscal year is set out below:

| Stock Option Plan | | | |
|---|---|---|---|
| **Year End** | **Options Granted** | **Weighted Average Shares Outstanding** | **Burn Rate[(1)]** |
| December 31, 2023 | 0 | 1,213,942 | 0% |
| December 31, 2022 | 0 | 1,213,942 | 0% |
| December 31, 2021 | 0 | 1,149,245 | 0% |

(1) Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Stock Option Plan by the weighted average number of securities outstanding for the applicable fiscal year.

Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single person eligible to receive grants under the Stock Option Plan (each a "**Participant**") may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the HRCC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven or ten years following the date of their grant (the "**Outside Expiry Date**"), depending on the date of grant. The Board or the HRCC, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the Outside Expiry Date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the NASDAQ on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the HRCC, as the case may be. Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

Unless the Board or the HRCC decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board by reason of death; (iii) 90 days following the date on which a Participant's employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an "**Early Expiry Date**").

The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a Blackout Period (as defined below) or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "**Blackout Period**" means the period during which trading in our securities is restricted in accordance with our corporate policies.

If (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of more than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. "**Closing Date**" is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror's conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.

The Stock Option Plan provides that the following amendments may be made to the plan only upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

- any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2 of the Stock Option Plan;

- any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

- any amendment that would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

- the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

- the addition of a deferred or restricted share unit component or any other provision that results in employees receiving securities while no cash consideration is received by us;

- with respect to any Participant, whether or not such Participant is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications;

- any reduction in the exercise price of any option after the option has been granted;

- any cancellation of an option and the re-grant of that option under different terms;

- any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an "insider" (except for extensions made in the context of a Blackout Period);

- any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

- the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favorable to employees; and

- any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

- amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

- amendments regarding any vesting period of an option;
- amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a "non-insider";
- adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares; and
- discontinuing or terminating the Stock Option Plan; and any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

***Summary of the Long-Term Incentive Plan***

The purpose of the Long-Term Incentive Plan is to (i) promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business; (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals; and (iii) further the alignment of interests of participants with those of our shareholders through opportunities for increased share ownership in the Corporation.

The HRCC is the administrator of the Long-Term Incentive Plan (the "**Administrator**"). At any time, the Board may serve as the Administrator of the Long-Term Incentive Plan, in lieu of, or in addition, to the HRCC. Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares to be covered by the awards, establish the terms and conditions for awards, including the exercise price and term of awards, and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.

Participation in the Long-Term Incentive Plan is generally open to all officers, employees and other individuals, including Outside Directors. However, any individual whose services to the Corporation or any of its subsidiaries are limited to capital-raising transactions, or the promotion and maintenance of a market for the Corporation securities, are ineligible to participate in the Long-Term Incentive Plan. Prospective officers, employees and other service providers who have accepted offers to provide services to the Corporation may also participate in the Long-Term Incentive Plan.

The Long-Term Incentive Plan enables the grant of stock options, stock appreciation rights ("**SAR**s"), stock awards, stock unit awards, performance shares, cash-based performance units, deferred share units and other stock-based awards, each of which may be granted separately or in tandem with other awards.

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 61,980 awards outstanding under the Long-Term Incentive Plan representing approximately 2.8% of all issued and outstanding Common Shares as of December 31, 2023. As of December 31, 2023, there were 75,813 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan. See above for a complete description of the Stock Option Plan.

The burn rate for the Long-Term Incentive Plan for the most recently completed fiscal year is set out below:

| Long-Term Incentive Plan | | | |
|---|---|---|---|
| **Year End** | **Awards Granted** | **Weighted Average Shares Outstanding** | **Burn Rate[(1)]** |
| December 31, 2023 | 28,500 | 1,213,969 | 2.3% |
| December 31, 2022 | 20,500 | 1,213,969 | 1.7% |
| December 31, 2021 | 8,600 | 1,149,245 | 0.7% |

(1) Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Long-Term Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

The number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and no single participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.

The aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the HRCC; and the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Except as provided below or within an award agreement, each award granted under the Long-Term Incentive Plan (other than a performance unit that cannot be paid in shares) will be subject to a minimum vesting period or minimum restriction period as follows: (i) each stock option or SAR will be subject to a minimum vesting period of 12 months from the date of grant, (ii) each award of stock, stock units, performance shares, performance units payable in shares and other stock- based awards ("**Full Value Awards**") granted to non-employee directors will be subject to a minimum restriction period of 12 months from the date of grant, and (iii) each Full Value Award granted to a participant other than a non-employee director will be subject to a minimum restriction period of 12 months from the date of grant if vesting of or lapse of restrictions on such award is based on the satisfaction of performance goals and a minimum restriction period of 36 months from the date of grant, applied in either pro rata installments or a single installment, if vesting of or lapse of restrictions on such award is based solely on the participant's satisfaction of specified service requirements with us (provided that no such Full Value Awards will vest or have its restrictions lapse during the first 12 months following the date of grant). If the grant of a performance award is conditioned on satisfaction of performance goals, the performance period must not be less than 12 months' duration, but no additional minimum restriction period need apply to such award. The minimum vesting period or minimum restriction period will not apply in the case of death or disability of a participant or in the event of a change in control. Awards that result in the issuance of an aggregate of up to 5% of the share pool under the Long-Term Incentive Plan may be granted without regard to such minimum vesting period or minimum restriction period.

A SAR is the right to receive a payment equal to the excess of the Fair Market Value (as defined below) of a specified number of shares on the date the SAR is exercised over the base price per share specified in the award agreement. The base price for each SAR cannot be less than 100% of the Fair Market Value of Common Shares on the grant date and the term of a SAR cannot be more than 10 years from the grant date, unless required otherwise by applicable law. At the discretion of the Administrator, the payment upon a SAR exercise may be in cash, shares or a combination of the two. The "**Fair Market Value**" means the official closing price per Common Share for the regular market session on the day of determination.

Awards granted under the Long-Term Incentive Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that this restriction shall not apply to the Common Shares received in connection with an award after the date that the restrictions on transferability of such shares set forth in the applicable award agreement have lapsed.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, and subject to the minimum vesting period or minimum restriction period described above, upon termination of service (as defined in the Long-Term Incentive Plan):

- Stock options or stock appreciation rights shall be forfeited, to the extent stock options or stock appreciation rights are not vested and exercisable;
- During the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; and
- During the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which RSUs, performance shares or performance units relate, all performance shares, performance units and RSUs and any other accrued but unpaid dividend equivalents with respect to such RSUs that are then subject to deferral or restriction shall be forfeited.

In the event of a change in control (as defined in the Long-Term Incentive Plan) of the Corporation, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of the Corporation:

- stock options and SARs, whether vested or unvested, will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;
- restricted stock and RSUs with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and RSUs will be settled as promptly as is practicable in accordance with applicable law; and
- restricted stock, RSUs, performance shares, and performance units that vest based on the achievement of performance goals will become fully vested and earned based on the target performance level as to the performance goals, such that 100% of the target award is earned as of the date of the change of control; and the RSUs and performance units will be settled as promptly as is practicable in accordance with applicable law. The Long-Term Incentive Plan will terminate on the earlier of (i) the earliest date as of which all awards granted under the Long-Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the Long-Term Incentive Plan remain available to be granted under new awards, or (ii) the tenth anniversary of date the Long-Term Incentive Plan, as amended and restated, is approved by our shareholders.

The Administrator may amend, alter or discontinue the Long-Term Incentive Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to the Corporation or the participant. In no event, however, will an amendment be made without the approval of our shareholders to the extent such amendment would (i) materially increase the benefits accruing to participants under the Long-Term Incentive Plan, (ii) increase the number of shares that may be issued under the Long-Term Incentive Plan or to a participant, (iii) materially expand the eligibility for participation in the Long-Term Incentive Plan, (iv) eliminate or modify the prohibition on repricing of stock options and SARs, (v) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and SARs, (vi) modify the prohibition on the issuance of reload or replenishment options, (vii) amend the amendment provisions in the Long-Term Incentive Plan, or (viii) amend the Long-Term Incentive Plan to remove or exceed the 10% insider participation limit.

***Outstanding Option-Based Awards and Share-Based Awards***

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2023:

| Name | Option-based Awards | | | | | Share-based Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Issuance Date (mm/dd/yyyy) | Number of Securities Underlying Unexercised Options[(1)] (#) | Option Exercise Price ($) | Option Expiration Date (mm/dd/yyyy) | Value of Unexercised In-the-money Options[(2)] ($) | Issuance Date | Number of Shares or Units of shares that have Not Vested (#) | Market or Payout Value of Share-based Awards that have Not Vested ($) | Market or payout value of vested share-based awards not paid out or distributed ($) |
| Paulini, Klaus | 08/15/2019 | 250 | 215.00 | 08/15/2026 | — | — | — | — | — |
| | 11/11/2019 | 350 | 103.00 | 11/11/2026 | — | — | — | — | — |
| | 12/14/2020 | 350 | 36.60 | 12/14/2027 | — | — | — | — | — |
| | 12/17/2021 | 1,000 | 42.04 | 12/17/2028 | — | — | — | — | — |
| La Fratta, Giuliano | 1/10/2022 | 500 | 35.52 | 01/10/2029 | — | — | — | — | — |
| Gerlach, Matthias | 12/04/2019 | 200 | 87.00 | 12/04/2026 | — | — | — | — | — |
| | 12/14/2020 | 250 | 36.60 | 12/14/2027 | — | — | — | — | — |
| | 12/17/2021 | 500 | 42.04 | 12/17/2028 | — | — | — | — | — |
| Guenther, Eckhard | 12/04/2019 | 250 | 87.00 | 12/04/2026 | — | — | — | — | — |
| | 12/14/2020 | 250 | 36.60 | 12/14/2027 | — | — | — | — | — |
| | 12/17/2021 | 500 | 42.04 | 12/17/2028 | — | — | — | — | — |
| Teifel, Michael | 12/17/2021 | 500 | 42.04 | 12/17/2028 | — | — | — | — | — |

(1) The number of securities underlying unexercised options represents all awards outstanding at December 31, 2023.
(2) "Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2023) of $1.86 (which is equal to approximately $7.44 taking into account the impact of the 2024 Consolidation) and the exercise price of the options, multiplied by the number of unexercised options.

For the financial year ended December 31, 2023, the Board did not approve any issuance of stock option awards to any of the Named Executive Officers. There were no share-based awards outstanding to our Named Executive Officers either at December 31, 2023 or at the date of this Circular.

## 6.4 Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2023:

| | Option-based awards — Value vested during the year[(1)] | Share-based awards — Value vested during the year | Non-equity incentive plan compensation — Value earned during the year[(2)] |
|---|---|---|---|
| | $ | $ | $ |
| Paulini, Klaus | — | — | 46,543 |

| | | | |
|---|---|---|---|
| La Fratta, Giuliano | — | — | 37,045 |
| Gerlach, Matthias | — | — | 24,895 |
| Guenther, Eckhard | — | — | 19,483 |
| Teifel, Michael | — | — | 23,813 |

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date. If closing price of the Common Shares on the NASDAQ on the vesting date was lower than the exercise price, then $nil was considered realized.

(2) During 2023, each of Dr. Paulini, Dr. Gerlach, and Dr. Guenther were paid bonuses granted in 2023 for activities related to 2022 and will be paid in 2024 bonuses granted in 2024 for activities related to 2023.

## 6.5 Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2023, 2022 and 2021. All amounts in the table below are in U.S. dollars. Mr. La Fratta's cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Guenther, Dr. Gerlach, and Dr. Teifel were made in Euros.

| | | | | | Non-equity incentive plan compensation[1] | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Name and principal position** | **Years** | **Salary ($)** | **Share based awards ($)** | **Option based awards ($)** | **Annual incentive plan ($)** | **Long-term incentive plans ($)** | **Pension Value ($)[2]** | **All Other Compensation[4] ($)** | **Total Compensation ($)** |
| Paulini, Klaus[3] Former President and Chief Executive Officer; Former Managing Director AEZS Germany | 2023 | 324,097 | — | — | 46,543 | — | 593,905 | — | 964,545 |
| | 2022 | 319,614 | — | — | 45,461 | — | 218,798 | — | 583,972 |
| | 2021 | 374,496 | — | 35,298 | 162,530 | — | 213,700 | — | 786,024 |
| La Fratta, Giuliano Senior Vice President, Chief Financial Officer | 2023 | 206,805 | — | — | 37,045 | — | — | 10,340 | 254,190 |
| | 2022 | 208,262 | — | 14,944 | 31,192 | — | — | 12,921 | 267,319 |
| | 2021 | — | — | — | — | — | — | — | — |
| Guenther, Eckhard Former Senior Vice President Business Development and Alliance Management; Former Managing Director AEZS Germany | 2023 | 232,716 | — | — | 19,483 | — | 85,366 | — | 337,565 |
| | 2022 | 223,359 | — | — | 19,072 | — | (146,455) | — | 95,976 |
| | 2021 | 238,737 | — | 17,649 | 67,021 | — | 5,019 | — | 328,426 |
| Gerlach, Matthias Senior Vice President Manufacturing and Supply Chain | 2023 | 188,532 | — | — | 24,895 | — | 49,683 | — | 263,110 |
| | 2022 | 200,316 | — | — | 24,370 | — | (247,820) | — | (23,115) |
| | 2021 | 203,276 | — | 17,649 | 55,319 | — | 16,314 | — | 292,558 |
| Teifel, Michael Chief Science Officer and Senior Vice President | 2023 | 188,757 | — | — | 23,813 | — | 35,672 | — | 248,242 |
| | 2022 | 153,558 | — | — | 23,310 | — | (139,729) | — | 37,138 |
| | 2021 | 157,510 | — | — | — | — | 1,007 | — | 158,517 |

(1) Non-equity incentive plan compensation includes cash bonuses. During 2023, each of Dr. Paulini, Dr. Guenther, and Dr. Gerlach were paid for bonuses granted in 2022 for activities related to 2022 and will be paid in 2024 bonuses granted in 2023 for activities related to 2023.

(2) Dr. Paulini and Dr. Guenther participate in the DUPK (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations. Dr. Gerlach participated in RUK 1 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. The pension value represents the change in the pension liability between December 31, 2022 and 2023 for each Named Executive Officer. In 2023, there was a decrease in the discount rate actuarial assumption from 3.75% in 2022 to 3.30% in 2023, that is used to estimate the Pension Plan obligation. For several of the Named Executive Officers, this has resulted in an increase in their pension value and is reflected in the above table.

(3) Dr. Paulini did not receive any compensation in his role as a managing director of AEZS Germany or as an executive director.

(4) Represents amounts contributed to registered retirement savings plans or 401K accounts.

The value of option-based awards set out in the table above represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. For 2023, the Black-Scholes valuation model values the options based on the following assumptions: a 5.45-year expected life, 104.46% expected volatility, risk-free annual interest rate of 3.56% per annum and an expected dividend yield of 0%. See the consolidated financial statements for the Corporation for the years ended December 31, 2022, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 for the assumptions applied to the Black-Scholes option pricing model in previous years. The Corporation used the Black-Scholes valuation model as it most accurately captured the fair value of such options. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

| Date of Grant | Value of Grant | Black-Scholes Factor |
|---|---|---|
| August 15, 2017 | $205.00 | 79% |
| August 15, 2019 | $215.00 | 79% |
| November 11, 2019 | $105.00 | 67% |
| December 4, 2019 | $87.00 | 68% |
| December 14, 2020 | $36.60 | 74% |
| December 17, 2021 | $42.00 | 84% |
| January 10, 2022 | $35.52 | 84% |
| January 17, 2023 | $15.00 | 80% |

### 6.6 Compensation of the Chief Executive Officer

The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described below in Section 6.9, "*Summary*", and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

Dr. Paulini's total earnings during the financial year ended December 31, 2023 were $964,545, including an incentive bonus in the amount of $46,543.

For the financial year ended December 31, 2023, the Board did not approve an award of stock options to Dr. Paulini in accordance with the Long-Term Incentive Plan.

See Section 6.3.6 above, "*Long-Term Equity Compensation Plan – Summary of the Stock Option Plan*", for a complete description of the Stock Option Plan. See Section 6.3.6 above, "*Long-Term Equity Compensation Plan – Summary of the Long-Term Incentive Plan*", for a complete description of the Long-Term Incentive Plan.

### 6.7 Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2023, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted-average exercise price of outstanding options, warrants and rights ($) | (c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 149,150 | 86.48 | 103,655 |
| Equity compensation plans not approved by security holders | – | – | – |
| Total: | 149,150 | 86.48 | 103,655 |

### 6.8 Performance Graph

On December 31, 2023, the closing price of a Common Share on the NASDAQ was $1.86 (which is equal to approximately $7.44 taking into account the impact of the 2024 Consolidation). The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2018 on the NASDAQ, compared with the total return of the Nasdaq Capital Market Composite Index and the Nasdaq Biotechnology Index for each financial year shown on this graph.



$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
31/12/2018
31/12/2019
31/12/2020
31/12/2021
31/12/2022
31/12/2023
Aeterna Zentaris (NASDAQ)
Nasdaq Capital Market Composite Index (^RCMP)
Nasdaq Biotechnology Index (^NBI)

| | 12/31/2018 | 12/31/2019 | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 |
|---|---|---|---|---|---|---|
| Aeterna Zentaris (NASDAQ) | $297.00 | $91.00 | $43.00 | $36.00 | $12.72 | $7.44 |
| Nasdaq Capital Market Composite Index (^RCMP) | $150.76 | $178.35 | $267.01 | $242.26 | $134.42 | $120.48 |
| Nasdaq Biotechnology Index (^NBI) | $3,043.62 | $3,786.54 | $4,759.14 | $4,728.94 | $4,213.13 | $4,370.58 |

Our executive compensation is reviewed annually and approved by the Board upon the recommendation of the HRCC. The HRCC considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive's individual performance, our performance (which is not necessarily tied exclusively to the trading price of our Common Shares) and other factors discussed above under Section 6.3, "*Compensation Discussion & Analysis*". In addition, during the five-year period ended December 31, 2023, we were a pre-profit biopharmaceutical company, and thus the market price of our publicly traded equity securities may not fully reflect the long-term value of our underlying assets.

The trading price of our Common Shares is subject to fluctuation based on several factors, many of which are beyond our control and some of which are disclosed and discussed in our annual information form, management's discussion and analysis, Form 20-F and other documents that we file from time to time with securities regulatory authorities and which are available on our profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.

The performance graph set forth above shows that holders of our Common Shares have lost a significant portion of the value of their investment since year-end 2019. During the period covered by the performance graph, we replaced our senior management team and began to implement our strategy of transforming our business from being totally focused on drug discovery and development to being a specialty biotechnology company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. In 2021, we modified our business focus as follows: to investigate further therapeutic uses of Macimorelin, to expand pipeline development activities, to further expand the commercialization of Macimorelin in available territories and to co-fund with Novo Nordisk Biopharm Ltd. of the pediatric clinical trial, Study P02, in the E.U. and U.S. for Macimorelin trial costs up to €9.4 million. By December 31, 2022, the Corporation had in-licensed and continued to progress four pre-clinical development programs relating to potential therapeutics (NMOSD, Parkinson's Disease, Hypoparathyroidism and ALS), entered into license and supply agreements with NK Meditech Ltd, effective November 30, 2021, entered into a supply agreement with Atnahs Pharma UK Limited effective March 15, 2023 and continued its pivotal Study P02.

Therefore, the trend in the performance graph of our Common Shares on the NASDAQ does not correlate to the changes in compensation paid to our Named Executive Officers during the five-year period ended December 31, 2023.

### 6.9 Summary

In accordance with our executive compensation policy, a significant portion of the compensation of our executive officers is based upon an equitable balance between the Corporation's performance and performance consistent with position responsibilities. During this period of transformation, while we implement our strategy of becoming a commercially operating specialty biopharmaceutical corporation, the HRCC's rationale for executive compensation is to encourage and reward performance that positions us for both short-term and long-term success, while protecting and building shareholder value. The HRCC reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with our objectives, values and strategies.

If the circumstances so require, the HRCC may recommend employment conditions and provisions of non-standard employment contracts that are different from those set out in the Corporation's policies.

*By the Nominating, Governance and Compensation Committee (as it was on December 31, 2023):*
*Carolyn Egbert, Chair, Peter G. Edwards and Gilles Gagnon*

*And by the Human Resources and Compensation Committee:*
*Geneviève Foster, Chair, Carolyn Egbert and Ulrich Kosciessa*

## SECTION 7 – PENSION PLAN BENEFITS

Each Named Executive Officer who is employed with AEZS Germany participates in one or more of the defined benefit and multi-employer defined contribution pension plans (the "**Pension Plans**") as identified below. The information below is given as of December 31, 2023 unless otherwise stated.

### 7.1 Degussa Pensionskasse ("DUPK")

Dr. Paulini and Dr. Guenther participate in the DUPK, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations.

Under the funded multi-employer contribution portion of the DUPK, the contributions by AEZS Germany and the employee are calculated based on the employee's total salary during the prior year. The employee contributes 2% of his or her monthly average salary and AEZS Germany contributes an amount of 1.784 times the employee's contribution. The contributions are limited to the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,906 (€7,300) per month. Accordingly, the employee will contribute at most $158.12 (€146.00) monthly and AEZS Germany will contribute at most $282.08 (€260.46) monthly.

Under the unfunded defined benefit portion of the DUPK, the employee earns additional claims for future pension payments for the part of the employee's salary that exceeds the social security contribution assessment ceiling ("**Supplementary Pensions**") that are unfunded and are presented as a pensions benefit obligation on the balance sheet of the Corporation. The Supplementary Pensions amount to 1.25% annually of a fictional salary peak, which is a percentage of the social security contribution assessment ceiling. Further, the employee is entitled to annual Christmas benefits ("**Christmas Benefits**"), which amount to 1.4% of the last pensionable monthly income for each year of service, limited by the social security contribution assessment ceiling. The employee's contribution and AEZS Germany's contribution are transferred monthly to the pension fund, and AEZS Germany's contribution is calculated with the salary payments and treated as provision for pension payment. We are liable to the employees for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Employees will receive a pension payment based on the contributions that were made during their employment, and will also receive the Supplementary Pensions and Christmas Benefits, after they have reached the statutory retirement age, independent of whether they work with AEZS Germany until such age. All direct pension obligations as well as pension obligations from deferred compensation are included and have been included in the pensions benefit obligation of the Corporation.

### 7.2 Rückgedeckte Unterstützungskasse 1 ("RUK 1")

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach's monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany provides an additional contribution of 18% of his monthly pensionable salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,905 (€7,300) per month. Accordingly, AEZS Germany will contribute at most $1,596.23 (€1,473.90) (which includes the additional contribution of 18%) monthly and Dr. Gerlach will contribute at most $158.12 (€146.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

### 7.3 Rückgedeckte Unterstützungskasse 2 ("RUK 2")

Dr. Teifel participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Teifel's monthly gross salary and Dr. Teifel contributes 3% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,905 (€7,300) per month. Accordingly, AEZS Germany will contribute at most $189.74 (€175.20) monthly and Dr. Teifel will contribute at most $237.18 (€219.00) monthly. Both contributions are calculated with the monthly salary

accounting and transferred to the relief fund monthly. We are liable to Dr. Teifel for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Teifel will receive a pension payment based on the contributions that were made during her employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

### 7.4 Benefit Summary Tables

The table below includes the following information about each Named Executive Officer participating in the pension, retirement or similar plans of the Corporation:

- years of credited service as at December 31, 2023;
- estimated annual benefit accrued, or earned, for service to December 31, 2023 and to the normal retirement age of 65; and
- a reconciliation of the accrued obligation from December 31, 2022 to December 31, 2023.

| Name | Number of years credited service (#)(1) | Annual benefits payable ($)(2) | | Opening present value of defined benefit obligation ($)(3) | Compensatory change ($)(4) | Non-compensatory change ($)(5) | Closing present value of defined benefit obligation ($)(3) |
|---|---|---|---|---|---|---|---|
| | | At year end | At age 65 | | | | |
| Paulini, Klaus | 26 | 74,388 | 88,986 | 1,353,345 | 526,625 | 67,820 | 1,947,250 |
| Guenther, Eckhard | 33 | 37,901 | 37,901 | 946,298 | 38,322 | 47,044 | 1,031,663 |
| Gerlach, Matthias | 23 | 12,797 | 20,651 | 168,102 | 41,326 | 8,357 | 217,785 |
| Teifel, Michael | 19 | 14,570 | 15,518 | 210,532 | 25,205 | 10,466 | 246,204 |

(1) The number of years of credited service as at December 31, 2023 corresponds to the actual years of service with AEZS Germany.

(2) For each Named Executive Officer, the amount of annual benefits payable at December 31, 2023 is the pension the Named Executive Officer would be entitled to starting at age 65 based on termination of employment at December 31, 2023. For each Named Executive Officer, the annual benefits payable at age 65 is the annual benefits payable at December 31, 2023 increased to reflect estimated credited service at age 65.

(3) The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the Corporation's consolidated financial statements. In the past, certain Pension Plans were accounted for as defined contribution plans as sufficient information was not available for the Corporation to account for its proportionate share of the defined benefit obligation, plan assets and cost associated with such Pension Plans. In 2021, additional information became available to the Corporation, which began to account for its proportionate share of the defined benefit obligation and plan assets. The opening present value of defined benefit obligation for each Named Executive Officer was adjusted to reflect the revised accounting treatment.

(4) Compensatory change represents the change in the pension liability between December 31, 2022 and 2023 for each Named Executive Officer.

(5) The calculations of reported amounts use the same actuarial assumptions and methods that are used for calculating accrued benefit obligations and annual expenses, as disclosed in the Corporation's 2023 and 2022 consolidated financial statements in Note 15, "*Employee future benefits*" and as prescribed by International Financial Reporting Standards. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers so, as a result, the figures may not be directly comparable across issuers. All amounts shown above are based on assumptions and represent contractual entitlements that may change over time.

The table below includes amounts from AEZS Germany's defined contribution plans. Any difference between (i) the sum of the "accumulated value at start of year" column plus the "compensatory" column and (ii) the "accumulated value at end of year" column is attributable to the employee's contributions to the pension plan during the year ended December 31, 2023, as well as changes in the foreign exchange rate, each employee's contributions being made in Euros.

| Name | Accumulated value at start of year ($) | Compensatory ($) | Accumulated value at year end ($) |
|---|---|---|---|
| Teifel, Michael | 8,186 | 2,317 | 14,004 |

## SECTION 8 – EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

### 8.1 Employment and Change of Control Agreements

We had, or one of our subsidiaries had, entered into an employment agreement and, in some cases, a change of control agreement, with each of our Named Executive Officers. The applicable terms of the agreements that provide for payments to our Named Executive Officers upon termination, resignation, retirement, change of control of the Corporation or change in the Named Executive Officer's responsibilities are described below.

#### *8.1.1 Klaus Paulini*

We entered into an employment agreement with Dr. Klaus Paulini, effective as of October 4, 2019 (the "**Employment Agreement**") for his position as Chief Executive Officer of the Corporation. The Corporation, through AEZS Germany, also entered into a service agreement with Dr. Klaus Paulini effective as of July 26, 2019 (the "**Services Agreement**") for his position as Managing Director of AEZS Germany. The Employment Agreement provides that we will pay Dr. Paulini (the "**Executive**") an initial base salary of €260,000 per annum, which includes payment for his service as Managing Director of AEZS Germany. Additionally, pursuant to the Employment Agreement, we provided the Executive with an initial grant of 8,750 stock options in November 2019. Under the terms of the Services Agreement, the Executive may receive subsequent grants of stock options at the discretion of the Board of Directors or the HRCC, an annual bonus subject to the determination and approval of the HRCC and participation in an employer-sponsored pension scheme.

If there is a termination of the Executive's employment by us without "Cause" (as defined in the Employment Agreement), then the Executive will be entitled to receive a severance payment in the amount equal to €300,000.

Dr. Klaus Paulini resigned as a director and as Chief Executive Officer of the Corporation on June 3, 2024 but will remain an employee of AEZS Germany for a transitional period to assist with the integration of Ceapro and Aeterna, following which he will receive a severance payment in an amount equal to €300,000 in accordance with the terms of his Employment Agreement.

#### *8.1.2 Giuliano La Fratta*

We entered into an employment agreement in January 2022 with Giuliano La Fratta, Senior Vice President, Finance and Chief Financial Officer ("**CFO**"). In accordance with the terms of his employment agreement, Mr. La Fratta will receive a RRSP contribution equal to 5% of his base salary.

If there is a termination of the CFO's employment by us without "Cause" (as defined in the relevant employment agreement), then the CFO will be entitled to receive a severance payment depending on the length of his service. At the end of December 31, 2023 the CFO will be entitled to receive a severance payment in the amount equal to $603,389 CAD.

The Corporation entered into a change of control agreement with Mr. La Fratta on November 18, 2022 which was subsequently amended on November 10, 2023. The change of control agreement expires on: (a) November 18, 2024 if no change of control occurs prior to such date; or (b) if a change of control has occurs within the 12 month period beginning on November 18, 2023, the last day of the 12 month period beginning on the date on which the change of control occurred.

Under the change of control agreement, Mr. La Fratta is entitled to certain payments if, following a change of control, his employment is terminated either by Aeterna without cause or by Mr. La Fratta if his salary or duties and responsibilities are materially reduced following a change of control. Upon the occurrence of either of the foregoing, Mr. La Fratta is entitled to receive: all accrued but unpaid salary, vehicle allowance and vacation pay; an amount equal to 18 months of his base salary; an amount equal to his annual bonus; an amount equal to 1.5 times his annual bonus based on the target annual bonus for the year in which the Change of Control occurs; and a cash amount equal to 1.5 times the annual premium cost to the Corporation of providing his insured health benefits. Additionally, all outstanding options will automatically vest upon a change of control.

### *8.1.3 Matthias Gerlach*

AEZS Germany entered into an employment agreement in January 2001 with Dr. Gerlach, Senior Vice President Manufacturing and Supply Chain and Managing Director of AEZS Germany. In accordance with the terms of his employment agreement, Dr. Gerlach will receive a pension payment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during his employment with AEZS Germany.

### *8.1.4 Eckhard Guenther*

AEZS Germany entered into an employment agreement in April 1990 with Dr. Eckhard Guenther, Senior Vice President Business Development and Alliance Management and Managing Director AEZS Germany. In accordance with the terms of his employment agreement, Dr. Guenther receives a pension payment after he has reached statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during the employment with AEZS Germany. Dr. Guenther had reached retirement age in 2022 and has since then received such pension payments. Until January 31, 2024, Dr. Guenther still served as Managing Director of AEZS Germany. Dr. Matthias Gerlach succeeded Dr. Guenther in his role as managing director AEZS Germany. See Section 7 above, "*Pension Plan Benefits*", for more information on Dr. Guenther's pension benefits.

### *8.1.5 Michael Teifel*

AEZS Germany entered into an employment agreement in May 2021 with Dr. Michael Teifel, Chief Science Officer and Senior Vice President Non-Clinical Development. In accordance with the terms of his employment agreement, Dr. Teifel will receive a pension payment after he has reached statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during the employment with AEZS Germany.

## 8.2 Summary Termination Value Table

The table below shows estimated incremental payments that would be triggered, pursuant to their individual employment contracts, in the event of a termination of employment of our Named Executive Officers who remained employed on December 31, 2023. The amounts shown are in U.S. dollars.

| Name | Termination Provisions Value ($)(1) (2) |
|---|---|
| La Fratta, Giuliano | 456,077 |
| Gerlach, Matthias | — |
| Guenther, Eckhard | — |
| Teifel, Michael | — |

---

(1) The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2023). No termination value is provided for Dr. Klaus Paulini as he resigned from his position effective June 3, 2024. See Section 8.1.1 above, "*Klaus Paulini*", for further details.

(2) Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

## SECTION 9 – APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

### 9.1 Appointment of Auditors

*Background*

On March 25, 2023, the Corporation's auditor, Ernst & Young LLP ("**E&Y**"), advised the Corporation that it has declined to stand for reappointment to conduct the audit of the Corporation's financial statements for the fiscal year ending December 31, 2023. E&Y completed the audit for the financial fiscal year ended December 31, 2022.

E&Y's audit reports on the Corporation's consolidated financial statements as of and for the fiscal years ended December 31, 2022 and 2021 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Additionally, during the two fiscal years ended December 31, 2022 and 2021, there were no: (1) disagreements (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which if not resolved to the satisfaction of E&Y would have caused E&Y to make reference to the subject matter of the disagreement in their report; (2) "reportable events" (within the meaning of Item 16F(a)(1)(v) of Form 20-F and the related instructions thereto) except that, in connection with the preparation of the Corporation's consolidated financial statements as of December 31, 2021, E&Y and management identified a material weakness in the Corporation's s internal controls as described in the Corporation's Annual Report on Form 20-F for the year ended December 31, 2021, which was remediated as of December 31, 2022; or (3) reportable events, disagreements or unresolved issues (as such terms are defined in Canadian securities legislation).

*Appointment of Deloitte LLP*

The Board proposes that Deloitte LLP ("**Deloitte**") be appointed as our auditors and that our directors be authorized to determine their compensation upon the recommendation of our Audit Committee. The auditors will hold office until the next annual meeting of shareholders or until their successor is appointed. Deloitte have acted as our auditors since June 14, 2023.

Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of Deloitte and the authorization of our directors to determine their compensation.

### 9.2 Audit Committee Disclosure

National Instrument 52-110 – *Audit Committees* ("**NI 52-110**") requires issuers to disclose certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. We are including such required disclosure with respect to our Audit Committee in this Circular. The Audit Committee Charter is attached as Schedule C to this Circular.

### 9.3 Composition of the Audit Committee

Mr. Dennis Turpin (Chairman), Mr. Peter G. Edwards, Dr. Ulrich Kosciessa and Ms. Geneviève Foster are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110.

### 9.4 Education and Relevant Experience

The education and experience of the members of the Audit Committee is set out above under Section 5.1, "*Board of Directors – Director Biographies*". As set out in each of their biographies, the members of the Audit Committee have an understanding of the Corporation's accounting principles, an ability to assess the application of such accounting principles, experience preparing, auditing, analyzing or evaluating financial statements and an understanding of internal controls and procedures for financial reporting.

### 9.5 Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the committee shall approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval. For the year ended December 31, 2023, Deloitte billed us $58,639 for non-audit services that were approved by the Audit Committee. For the year ended December 31, 2022, there were no non-audit services provided by our external auditor that required the approval from the Audit Committee.

### 9.6 External Auditor Service Fees

In addition to performing the audit of our consolidated financial statements and its subsidiaries, Deloitte and our former auditor, E&Y provided other services to us and our subsidiaries and billed us and our subsidiaries the following fees for each of our two most recently completed financial years. E&Y resigned as the Corporation's auditor on March 25, 2023. All amounts presented below are in U.S. dollars.

| Fees | Financial Year Ended December 31, 2023 | Financial Year Ended December 31, 2022(1) |
|---|---|---|
| Audit Fees(2) | $394,345 (Deloitte)<br>$127,288 (E&Y) | $390,571 |
| Audit-Related Fees(3) | $58,639 (Deloitte) | $nil |
| Tax Advisory Fees(4) | $nil | $15,646 |
| All Other Fees(5) | $5,198 (Deloitte) | $nil |
| Total Fees: | $585,470 | $406,217 |

(1) All amounts in this column refer to fees billed by E&Y.
(2) Refers to all fees incurred in respect of audit services, being the professional services rendered by our external auditor for the audit and review of our financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements. E&Y reviewed the Corporation's quarterly consolidated financial statements during the financial year ended December 31, 2023.
(3) Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and prospectus supplements and the delivery of customary consent and comfort letters in connection therewith.
(4) Refers to all fees incurred in respect of tax compliance, tax planning and tax advice.
(5) Refers to all fees not included in audit fees, audit-related fees and tax fees.

## SECTION 10 – APPROVAL OF NAME CHANGE RESOLUTION

In connection with the completion of the Arrangement, the Corporation wishes to be in a position to change its name to "COSCIENS Biopharma Inc." or such other name acceptable to the Toronto Stock Exchange (the "**TSX**") and NASDAQ (and/or any other applicable regulatory authorities) as the Board may decide (the "**Name Change**").

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a special resolution (being a resolution passed by not less than two thirds of the votes cast by shareholders who, being entitled to do so, vote virtually or by proxy at the Meeting) authorizing the filing by the Corporation of an amendment to the Articles, and any other actions that may be deemed necessary or desirable, to effect the Name Change. As outlined in the Name Change Resolution below, the new name of the Corporation will ultimately be determined by the Board, and may differ from the name proposed in this Circular. Even if approved by the Corporation's shareholders, the Board may determine not to proceed with the Name Change at its discretion.

The full text of the Name Change Resolution, which the Board intends to place before the Meeting for approval, is as follows:

**"BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT**:

1. The change of the name of Aeterna Zentaris Inc. (the "**Corporation**") to "COSCIENS Biopharma Inc." or such other name acceptable to the Toronto Stock Exchange and Nasdaq Capital Market (and/or any other applicable regulatory authorities) and as the directors of the Corporation in their sole discretion determine is appropriate is authorized and approved;

2. any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the *Canada Business Corporations Act* and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

3. notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and granted with absolute discretion to revoke this special resolution in whole or in part at any time and to abandon the change of name of the Corporation at any time without further approval, ratification or confirmation by the shareholders of the Corporation; and

4. any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

The requisite regulatory approvals for the Name Change, including the approvals of the TSX and NASDAQ, will not be sought by the Corporation until after the Board decides to implement the Name Change. There can be no assurance that the applicable approvals will be obtained.

Unless instructed to abstain from voting with regard to the approval of the Name Change Resolution, the persons whose names appear on the enclosed form of proxy will vote in favour of the Name Change Resolution.

## SECTION 11 – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance to be important to our effective operations. We comply with applicable Canadian legislation and regulations such as National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (the "**CSA Disclosure Instrument**"). The CBCA sets out required disclosure in respect of diversity among directors and members of senior management that is required to be placed before shareholders at every annual meeting of a publicly listed CBCA corporation (the "**CBCA Diversity Requirements**"). In addition, as a foreign private issuer, the Corporation is required to disclose board-level diversity data pursuant to the rules of the NASDAQ.

Pursuant to such requirements, we set out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument, the CBCA Diversity Requirements, and the NASDAQ's board-level diversity data requirement, and provide a response to each item, which collectively describe how we have integrated these "best practices" of corporate governance.

## SECTION 12 – INDEBTEDNESS OF DIRECTORS AND OFFICERS

Neither at any time during the financial year ended December 31, 2023 nor as at the date hereof were any of the directors or officers indebted to us in respect of the purchase of our securities or otherwise. The Board has adopted a resolution prohibiting (i) the making of any new loans to its directors and officers; and (ii) modifying the material terms of any such then existing loans.

## SECTION 13 – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth below, the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Corporation's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "**informed person**" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

All benefits received, or to be received, by directors, officers or employees of Ceapro as a result of the Arrangement, including Gilles Gagnon, are, and will be, solely in connection with their services as directors, officers or employees of Ceapro. No benefit has been, or will be, conferred for the purpose of increasing the value of the consideration payable to any such person for the common shares of Ceapro held by such person, and no consideration is, or will be, conditional on such person supporting the Arrangement.

Ceapro has purchased a customary "tail" policy of directors' and officers' liability insurance for a period of up to six years providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Ceapro and its subsidiaries which are in effect immediately prior to the effective date of the Arrangement. Aeterna Zentaris has agreed to maintain such tail policies in effect without any reduction in scope or coverage for no less than six years from the effective time of the Arrangement; provided that the cost of such policies shall not exceed 300% of the current annual aggregate premium for policies currently maintained by Aeterna Zentaris and its subsidiaries.

The Board appointed the Strategic Committee composed of independent directors to, among other matters, consider strategic alternatives for Aeterna Zentaris and to provide the Board with advice and recommendations with respect to the Arrangement. On December 15, 2022, in order to enable ongoing discussion regarding a potential strategic transaction, the Corporation entered into a mutual non-disclosure agreement with Ceapro and commenced a period of reciprocal due diligence, initially focused on the financial aspects of each party's business. Prior to the execution of the mutual non-disclosure agreement, Gilles Gagnon, then the President, CEO and director of Ceapro and member of the Board of the Corporation, declared his conflict of interest and resigned from the Strategic Committee. Based on the unanimous recommendation of the Strategic Committee and after consultation with its outside financial and legal advisors, the Board, with Gilles Gagnon not participating in that meeting (having previously declared his conflict of interest), unanimously approved the Arrangement. Mr. Gagnon has not been a member of the Strategic Committee since November 2022 and recused himself from all board meetings with respect to the Arrangement and abstained from voting on directors' resolutions approving the Arrangement. Immediately following the completion of the Arrangement, Mr. Gagnon held 1.37% of the Common Shares on a non-diluted basis and 2.36% on a partially-diluted basis. Gilles Gagnon provided his services as President and Chief Executive Officer to Ceapro pursuant to a service agreement with Prodev Pharma Inc. dated January 1, 2017.

## SECTION 14 – SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals to be considered at the 2025 annual meeting of shareholders must be received at the head office of the Corporation between February 16, 2025 and April 17, 2025 to be included in the management proxy circular for such annual meeting.

## SECTION 15 – ADDITIONAL INFORMATION

We will provide the following documents to any person or company upon request to our Corporate Secretary, at 222 Bay St. Suite 3000, Toronto, ON M5K 1E7:

- one copy of our audited annual financial statements for our most recently completed financial year together with the report of the independent registered public accounting firm thereon and Management's Discussion and Analysis for such financial year and one copy of any interim financial statements that we published subsequent to the financial statements for our most recent financial year and Management's Discussion and Analysis thereon; and
- one copy of this Circular.

In addition, our Form 20-F will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada and the U.S. as well as any other document incorporated by reference therein. We may require the payment of reasonable expenses if a request is received from a person who is not a holder of our securities, unless we make a distribution of our securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Additional information relating to the Corporation and copies of our public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following websites: *www.zentaris.com*, *www.sedarplus.ca* and *www.sec.gov*. Financial information related to us is provided in our audited consolidated financial statements and Management's Discussion and Analysis for the financial year ended December 31, 2023.

## SECTION 16 – DIRECTORS' APPROVAL

The Board has approved the contents of this Circular and its sending to the shareholders of the Corporation.

Dated at Toronto, Ontario, June 13, 2024.

*/s/ **Ronald W. Miller***

**Ronald W. Miller**
**Chair of the Board**

## SCHEDULE A

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

## FORM 58-101F1

### 1. BOARD OF DIRECTORS

**A. Disclose the identity of directors who are independent.**

Seven of the eight directors are independent, namely Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster, William Li, Carolyn Egbert, Peter Edwards and Dennis Turpin.

**B. Disclose the identity of directors who are not independent and describe the basis for that determination.**

Gilles Gagnon, the President and Chief Executive Officer of the Corporation, is not independent as he is currently an executive officer of the Corporation.

**C. Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.**

The Board is currently composed of a majority of independent directors, being seven out of eight directors. Management is proposing eight candidates for election as directors at the Meeting, the majority of which, being seven out of eight directors, will be independent.

**D. If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.**

| Name of director | Name of reporting issuer |
| --- | --- |
| William Li | Leap Therapeutics (NASDAQ: LPTX) |

**E. Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.**

During every regular Board meeting, there is a portion during which members of management do not participate.

**F. Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.**

The Chair of the Board, Mr. Ronald W. Miller, is an independent director. The roles and responsibilities of the Chair of the Board are described below.

**G. Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.**

There were 7 Board meetings, 5 Audit Committee meetings, 4 NGCC meetings and 17 Strategic Committee meetings held in 2023. The following table sets forth the attendance record of each director for such meetings.

| Board Director | Board Meeting | Audit Committee | NGCC[1] | Strategic Committee |
|---|---|---|---|---|
| Edwards, Peter G. | 7/7 | 5/5 | 4/4 | 14/17 |
| Egbert, Carolyn | 7/7 | 4/5 | 4/4 | 17/17 |
| Gagnon, Gilles | 7/7 | 5/5 | 4/4 | N/A |
| Paulini, Klaus[2] | 7/7 | 3/5 | 4/4 | N/A |
| Turpin, Dennis | 7/7 | 5/5 | 4/4 | 17/17 |

(1) On June 3, 2024, following completion of the Arrangement, the NGCC was dissolved, and the NGC and HRCC were formed. In addition, Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li were appointed to the Board.

(2) Dr. Klaus Paulini's tenure on the Board ended on June 3, 2024 following completion of the Arrangement.

## 2. BOARD MANDATE

**Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.**

The Board has adopted and approved a written mandate that was amended and restated on June 13, 2024, a copy of which is attached as Schedule B to this Circular.

## 3. POSITION DESCRIPTIONS

**A. Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.**

The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chair of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chair assists the President and Chief Executive Officer in overseeing the operational aspects involved in managing the Corporation. In addition, the Chair ensures that the Board adequately discharges its mandate and that the Board's responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee provide that each committee chair's responsibility is to manage efficiently his or her respective committee. Each committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

**B. Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.**

The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. The Board expects the Chief Executive Officer and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

## 4. ORIENTATION AND CONTINUING EDUCATION

**A. Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer's business.**

The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chair of the Board meets new directors in order to give them information on the Corporation's operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

**B. Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.**

The Board caused the Corporation to obtain a corporate membership in the Institute of Corporate Directors (the "**Institute**"), which membership permits individual directors to avail themselves of continuing education programs sponsored by the Institute. The Board encourages its members to enroll in programs conducted by the Institute and to apply the knowledge gained in the performance of their duties as members of the Board.

## 5. ETHICAL BUSINESS CONDUCT

**A. Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:**

**(i) Disclose how a person or company may obtain a copy of the code.**

The Corporation has adopted a Code of Conduct and Business Ethics applicable to all of its directors, officers, employees and contractors (the "**Code of Ethical Conduct**"). The Corporation has also adopted a Code of Business Conduct and Ethics for members of its Board ("**Code of Business Conduct**"). Each of the Code of Ethical Conduct and Code of Business Conduct are available on the website of the Corporation.

**(ii) Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.**

A copy of the Code of Ethical Conduct was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code of Ethical Conduct as and when it is updated. In addition, each new director, officer or employee also receives a copy of the relevant Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

**(iii) Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.**

No material change report was filed by the Corporation since January 1, 2023 regarding departures from the Code of Ethical Conduct or Code of Business Conduct by directors or executive officers.

**B. Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.**

There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements or as otherwise disclosed in the Circular. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and,

if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

**C. Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.**

On the website of the Corporation, under the section "Corporate Governance", the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation's culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the website of the Corporation. In addition, in compliance with the Corporation's policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

## 6. NOMINATION OF DIRECTORS

**A. Describe the process by which the Board identifies new candidates for Board nomination.**

The selection of new candidates is made by the NGC. This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

**B. Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.**

The NGC is composed entirely of independent directors.

**C. If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.**

The NGC serves as the Corporation's nominating committee. Among other things, the NGC: assists the Board in developing the Corporation's approach to corporate governance issues; proposes individuals qualified to become Board and committee members, consistent with criteria approved by the Board; oversees the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors; develops and recommends to the Board a set of corporate governance principles applicable to the Corporation; and plays a leadership role in the Corporation's corporate governance.

## 7. COMPENSATION

**A. Describe the process by which the Board determines the compensation for the issuer's directors and officers.**

The compensation of directors and officers is recommended by the HRCC to the Board for approval. Compensation is reviewed annually.

**B. Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.**

The HRCC serves as the Board's compensation committee. Each member of the HRCC is an independent director.

**C. If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.**

The HRCC serves as the Board's compensation committee. Among other things, the HRCC assists the Board in discharging its responsibilities relating to executive and other human resources matters including hiring, assessment, compensation matters (including the management of compensation-related risk) and succession planning.

## 8. OTHER BOARD COMMITTEES

**If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.**

In addition to the Audit Committee, the NGC and HRCC, the Strategic Committee was formed on December 1, 2021.

The Strategic Committee was established to evaluate, consider, recommend to the Board and implement opportunities to maximize shareholder value including, without limitation, through financings, mergers and acquisitions, partnerships, business development or other strategic opportunities. Following the completion of the Arrangement, the Special Committee was dissolved on June 3, 2024.

In addition, on June 3, 2024, the NGCC was dissolved and replaced with the NGC and HRCC. The NGC and HRCC collectively perform the functions of the former NGCC.

## 9. ASSESSMENTS

**Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.**

The NGC is responsible for assessing the Board as a whole and each individual director, including the Chair, on an annual basis. The Chair of the Board meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

## 10. DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

**Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.**

The Corporation has not adopted term limits for directors because (i) the risk profile of the Corporation makes it more difficult for the Corporation to attract and to retain highly qualified board members than other companies and (ii) the nature of the Corporation's business is highly technical, meaning that knowledge of the Corporation's product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Corporation seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

## 11. POLICIES REGARDING THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD

**A. Disclose whether the issuer has adopted a written policy relating to the identification and nomination of directors that are members of Designated Groups (as defined below). If the issuer has not adopted such a policy, disclose why it has not done so.**

The Corporation has not adopted a written policy relating to the identification and nomination of directors that are women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities or members of visible minorities (collectively, "**Designated Groups**"). The NGC generally identifies, evaluates and recommends

candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board of Directors is primarily a question of experience and expertise brought by each nominee to the Board of Directors. The NGC, when searching for nominees to the Board of Directors, also takes diversity, including gender diversity, into account. Primarily, the Board of Directors needs directors who have the expertise and the skills necessary for specialty biopharmaceutical companies. Although the NGC does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

**B. If the issuer has adopted a policy referred to in A., disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.**

The Corporation does not have a written policy relating to the identification and nomination of directors that are members of Designated Groups.

**12. CONSIDERATION OF THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS.**

**Disclose whether and, if so, how the Board or nominating committee considers the level of representation of members of Designated Groups on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of members of Designated Groups on the Board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.**

The NGC considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board. While not having a formal requirement to consider the level of representation of women on the Board, the NGCC (the predecessor to the NGC) nominated one woman for re-election to the Board based on the Corporation's requirement for a particular set of skills that the NGCC found most clearly in the candidate.

**13. CONSIDERATION GIVEN TO THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS IN EXECUTIVE OFFICER APPOINTMENTS**

**Disclose whether and, if so, how the issuer considers the level of representation of members of Designated Groups in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of members of Designated Groups in executive officer positions when making executive officer appointments, disclose the issuer's reason for not doing so.**

The Corporation identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Corporation needs executive officers who have the expertise and the skills necessary for specialty biopharmaceutical companies in the process of transformation from a singular research and development focus to a comprehensive commercial focus.

**Total number of directors on the Board of Directors and senior management members**

| | |
|---|---|
| **Board of Directors** | 8 |
| **Senior Management** | 5 |

**Representation of designated groups on the Board of Directors**

| Designated Groups | Number | Percentage |
|---|---|---|
| **Women** | 2 | 25% |
| **Indigenous peoples** | Nil | Nil |
| **Members of visible minorities** | 1 | 12.5% |
| **Persons with disabilities** | Nil | Nil% |
| **Number of individuals that are members of more than one Designated Group** | Nil | Nil% |

**Representation of designated groups among senior management team**

| Designated Groups | Number | Percentage |
|---|---|---|
| **Women** | 1 | 20% |
| **Indigenous peoples** | Nil | Nil% |
| **Members of visible minorities** | Nil | Nil % |
| **Persons with disabilities** | Nil | Nil % |
| **Number of individuals that are members of more than one Designated Group** | Nil | Nil % |

## 14. ISSUER'S TARGETS REGARDING THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

**For purposes of this item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of members of Designated Groups on the issuer's board or in executive officer positions of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding members of Designated Groups on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding members of Designated Groups in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.**

The Corporation has not adopted a target regarding the number of members of Designated Groups on the Board because the NGC generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Corporation has not adopted a target regarding members of Designated Groups in executive officer positions because the Corporation has been focused in recent years in managing its fiscal resources and, while trying to manage its fiscal resources prudently, finding executive officers who have the expertise and the skills necessary for

specialty biopharmaceutical companies in the process of transformation from a singular research and development focus to a comprehensive commercial focus.

**15. NUMBER OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS**

**A. Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are members of Designated Groups.**

See above response to Question 13.

**B. Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are members of Designated Groups.**

See above response to Question 13.

**NASDAQ**

The following table provides the composition of our board members. Each of the categories listed in the below table has the meaning as it is used in NASDAQ Rule 5605(f).

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Board Diversity Matrix (As of June 13, 2024)**<br><br>To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers | | | | | | | | |
| Country of Principal Executive Offices | United States of America | | | | | | | |
| Foreign Private Issuer | ☒Yes ☐ No | | | | | | | |
| Disclosure Prohibited Under Home Country Law | ☐Yes ☒ No | | | | | | | |
| | **As of May 9, 2023** | | | | **As of June 13, 2024** | | | |
| Total Number of Directors | 5 | | | | 8 | | | |
| **Part I: Gender Identity** | | | | | | | | |
| | **Female** | **Male** | **Non-Binary** | **Did Not Disclose Gender** | **Female** | **Male** | **Non-Binary** | **Did Not Disclose Gender** |
| Directors | 1 | 4 | Nil | N/A | 2 | 6 | Nil | N/A |
| **Part II: Demographic Background** | | | | | | | | |

| | | |
|---|---|---|
| Underrepresented Individual in Home Country Jurisdiction | Nil | Nil |
| LGBTQ+ | Nil | Nil |
| Did Not Disclose Demographic Background | 5 | 8 |

**SCHEDULE B**

**MANDATE OF THE BOARD OF DIRECTORS**

1. **STEWARDSHIP RESPONSIBILITY**

The Board of Directors (the "**Board**") of Aeterna Zentaris Inc. (the "**Corporation**") is responsible for the stewardship of the Corporation. This role is primarily carried out by the Board's supervision of the management of the Corporation's business and affairs by its senior officers. The functions duties and powers of directors are set out in the *Canada Business Corporations Act* (the "**CBCA**"), the Corporation's Articles and By-Laws and within the developing principles of common law. Directors cannot and do not manage the affairs of the Corporation in the literal sense, as such duties are delegated to the Corporation's officers. The function of directors relates more to the *supervision* of the management rather than to the *actual* management of the Corporation. Generally, the directors' role is to provide supervision of the management of the Corporation, to approve policies of the Corporation and to be knowledgeable about and approve of the major decisions taken by the Corporation. The Board's role includes advocating and supporting the best interests of the Corporation.

The Board seeks to perform its role by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhances and preserves the business of the Corporation and its underlying value. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management appointments, succession planning, communication policy, safety and environmental issues, corporate governance and internal control integrity.

2. **ORGANIZATION, POWERS AND ROLE**

a) **General.** The Board delegates to the Corporation's senior officers the responsibility for the day-to-day management of the Corporation while providing guidance and direction to such senior officers. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives.

b) **Composition.** The Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. The Board is to be constituted of a majority of individuals who qualify as independent directors, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed. The composition of the Board should provide an appropriate mix of skills, knowledge, business expertise and experience in the Corporation's areas of activities and an understanding of the industry and the geographical areas in which the Corporation operates.

c) **Appointment.** Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate (or term) of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.

d) **Chair of the Board.** Members of the Board shall elect a Chair from among the directors of the Corporation and the Chair shall preside at all meetings of the Board. In addition, if and for as long as the Chair is not an independent director, the Board should also nominate a Lead Director, if appropriate, from among the independent directors to take on appropriate duties. Management is encouraged to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. Regularly following meetings of the Board, the directors shall hold meetings at which senior management, including any management director and any non-independent Chair, is not present in order to ensure a free and open discussion between directors. If the Chair is not present at any meeting of the Board, the Lead Director shall preside at the meeting. The Chair of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer, the Corporate

Secretary and the Lead Director (if there is one). The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

e) **Quorum and Meetings**. The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, at one of the quarterly Board meetings or at a special meeting of the Board held for that purpose, at least once a year, the Board must review the Corporation's strategic plan. Directors may attend all meetings either in person, videoconference or by teleconference; however, directors are expected to attend all board meetings and meetings of committees of which they are members and to review all meeting materials in advance.

f) **Director Compensation.** Members of the Board shall receive such remuneration for acting as directors as the Board may from time to time determine. The Corporation's Human Resources and Compensation Committee ("**HRCC**") shall periodically review all aspects of such remuneration and make recommendations to the Board respecting the same. The Chief Executive Officer shall receive no compensation for acting as a director.

g) **Delegation.** The Board may delegate certain responsibilities to Board committees. Such committees shall have a written Board-approved charter, except in the case of special committees of the Board, which may be appointed from time to time. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. Subject to applicable law and to the Corporation's Articles and By-Laws, the Board retains the responsibility for managing its own affairs including:

i) planning its composition and size;
ii) selecting its Chair;
iii) providing orientation and on-going education for its directors;
iv) nominating candidates for election to the Board;
v) appointing committees;
vi) determining director compensation;
vii) setting expectations and responsibilities of directors, including attendance at, preparation for and participation in Board and committee meetings;
viii) assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities;
ix) determining dividend policies and procedures;
x) issuing securities, except as authorized by the Board;
xi) purchasing, redeeming or otherwise acquiring shares of the Corporation;
xii) making, amending and repealing by-laws of the Corporation;
xiii) calling the annual meeting of the shareholders of the Corporation;
xiv) filling any vacancy among directors or in the office of auditor of the Corporation or appointing additional directors; or
xv) submitting to the shareholders any question or matter requiring the approval of the shareholders.

h) **Retention of consultants.** The Board has the authority to retain, at the Corporation's expense, outside advisors and consultants to report directly to the Board of Directors on board-wide issues.

i) **Fiduciary Duties.** Considering the special relationship between the directors and the Corporation, which places the directors in a position of trust and control, the common law characterizes the nature of the duties owed by the directors of the Corporation as "fiduciary duties." Generally, a director's fiduciary duty consists of a duty to act honestly and in good faith and with a particular standard of care. The standard of care required of directors and officers is codified in the CBCA, which provides that every director and officer of a corporation in exercising his/her powers and discharging his or her duties shall:

i) act honestly and in good faith with a view to the best interests of the corporation; and,
ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

j) **<u>Conflicts of Interest.</u>** If a director faces a potential or actual conflict of interest relating to a matter before the Board, that member should alert the Chair, or depending on when the matter becomes known, the Board as a whole. If the Chair faces a potential or actual conflict of interest, the Board Chair should advise the Chair of the Audit Committee. If the Chair, or the Chair of the Audit Committee, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict should disclose to the Board the member's interest and should not participate in consideration of the matter and should not vote on the matter. The Corporate Secretary should maintain a written record of any disclosure of conflict by a Board member either in the minutes of the Board or otherwise.

## 3. COMMITTEES OF THE BOARD

In accordance with the Corporation's Articles and By-Laws, as appropriate, the Board should:

a) elect annually from among its members an Audit Committee, a Human Resources and Compensation Committee and a Nominating and Governance Committee (the "**NGC**"), each to be composed of not fewer than three directors. The committees shall each adopt a formal written charter approved by the Board;
b) appoint for each committee a Chair from among its members;
c) appoint additional committees as circumstances may warrant; and,
d) appoint special committees periodically to address certain issues of a more short-term nature.

## 4. RESPONSIBILITIES

The Board has the following specific responsibilities:

a) **<u>Strategic Planning and Risk Management.</u>** The Board should ensure that a strategic planning process is in place; review and approve the Corporation's long-and short-term strategies, visions and missions and monitor management's success in implementing the strategies. The Board should also approve on at least an annual basis, a strategic business plan, taking into account, among other things, business opportunities and risks of the business. As part of the strategic plan review process, the Board should approve and monitor the implementation of the Corporation's annual business plan and ensure that management puts in place appropriate systems and processes to manage the principal risks with a view to the long-term viability of the Corporation. The Audit Committee should regularly review specific areas of the Corporation's financial functions, including the integrity of the Corporation's internal controls and information systems, the NGC should review risks related to board succession planning and the HRCC should review risks related to management succession planning. Reports on these reviews should be included as part of the regular review by the whole Board of the Corporation's operating performance.

b) **<u>Independence and Lead Director.</u>** To facilitate the functioning of the Board independently of Corporate management and the non-independent directors, the Board may appoint one of its independent directors to act as Lead Director. The Lead Director should consult and meet with any or all of the independent directors, at the discretion of either party, and with or without the attendance of the Chair, and should represent such directors in discussions with the Chair on corporate governance issues and other matters. The Lead Director should also promote best practices and high standards of corporate governance and assist in the process of conducting director evaluations.

c) **<u>Communication and Financial Matters.</u>** The Board believes that accurate, timely and regular communication with its shareholders and the investment community is of ultimate importance. The Corporation has a formal disclosure policy, which has been reviewed and approved by the Board. As part of this policy, the Board should review and approve, upon recommendation by the Audit Committee, the general content and the Audit Committee's report on the financial aspects of, the Corporation's Annual Information Form (or the Annual Report on Form 20-F in lieu thereof), Management Proxy Circular, Consolidated Financial Statements, Management's Discussion and Analysis, the Corporation's schedule of authority, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities. In addition, as directed and monitored by the Board, senior management is

charged with the responsibility of complying with the Corporation's regulatory disclosure obligations and resounding to inquiries from shareholders, analysts and other interested parties.

d) **Internal Control and Reporting.** The integrity of the Corporation's internal control and reporting systems are the primary responsibility of management with oversight review by the Audit Committee, which should meet regularly with both the Corporation's financial and accounting personnel and the Corporation's internal and external auditors to review these matters. The Audit Committee should report to the full Board with respect to any issues that arise out of such discussions.

e) **Corporate Governance.** The NGC's role includes making recommendations to the Board on all matters relating to corporate governance, including the appropriateness of the Corporation's governance structure in view of its position in the targeted marketplace.

f) **New Board Nominees, Board Size and Board Effectiveness.** The NGC is responsible for proposing new board nominees. The subject of the board size should be considered periodically by the Board and on an on-going basis by the NGC. If a Lead Director is in place, the Lead Director and the NGC should annually assess the effectiveness of the Board as a whole, the committees of the Board, and the contribution of the individual directors and the results of these assessments should be reported to the Board.

g) **Executive Performance and Compensation.** The Board should:

i) Appoint all officers and monitor and assess the performance of the CEO and executives who report to the CEO, following a review of the recommendations of the HRCC in collaboration with the Lead Director, if any;

ii) Establish the annual corporate goals and objectives for the CEO;

iii) If the Chair is not independent, the Lead Director, in collaboration with the HRCC, should establish the annual corporate goals and objectives for the CEO;

iv) Approve the compensation, of the CEO and executives who report to the CEO upon recommendation by the HRCC, taking into consideration Board expectations and fixed goals and objectives;

v) Ensure that the CEO and senior management create a culture of integrity throughout the Corporation that creates and reinforces good conduct and ethical behavior and discourages inappropriate or excessive risk taking;

vi) Upon review of the recommendations of the HRCC, approve certain matters relating to all employees, including the Corporation's broad compensation strategy and philosophy, new long-term and short-term benefit programs or material changes to existing programs and stock option and stock grant awards; and

vii) Provide advice and counsel to the CEO in the execution of the CEO's duties.

h) **Succession Planning.** The Board should ensure that effective succession planning programs are in place, including programs to appoint, train, develop and monitor management. The HRCC and the Chair, as well as the Lead Director, if any, should periodically review management succession planning, including recommendations with respect to appointment of senior officers, as and when required. The full Board should approve the appointment of senior officers and the HRCC should monitor senior management succession. The NGC shall ensure that effective succession planning programs are in place for directors.

i) **Board Compensation.** As part of its mandate, the HRCC should periodically review the adequacy and form of compensation of directors, including minimum share ownership requirements, and should make appropriate recommendations to the Board. In making its recommendations, the HRCC should take into account appropriate, comparative market data and the level and form of compensation necessary to attract directors of the caliber and experience required to effectively oversee an organization of the Corporation's current size, complexity and market scope.

j) **Board Orientation and Education.** All new members of the Board should be provided with the Board Mandate, detailed information on the Corporation, its charter, history and policies relevant to the Board and its members. The Board should also sponsor, as appropriate, and encourage continuing education of Board members to ensure current knowledge compatible with the business. Regular visits to business sites and meetings with senior management should also be encouraged and arranged to allow directors the opportunity to familiarize themselves with the Corporation's operations and business first-hand.

k) **Position Descriptions.** The NGC should formulate for Board approval position descriptions for the Chair, the Lead Director, the CEO and the Chair of each Board committee.

l) **Confidentiality.** The Board should monitor management's enforcement of policies respecting confidential treatment of the Corporation's proprietary information and the confidentiality Board deliberations.

m) **Code of Conduct.** The Board should ensure a written Code of Conduct (the "Code") has been adopted by the Corporation, which is applicable to all directors, officers and employees. The Code constitutes written standards that are intended and reasonably designed to promote integrity, ethics and honesty and deter wrongdoing. In particular, the Code should address conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, fair dealing with security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations, and reporting of any illegal or unethical behavior. The Board should also monitor the Corporation's compliance with all significant policies and procedures by which the Corporation is operated, including the Code.

## 5. GENERAL

The Board shall periodically review and assess the adequacy of this Mandate and revise it as it deems appropriate. The performance of the Board should be periodically evaluated with reference to this Mandate. This Mandate should be disclosed on the Corporation's website and elsewhere in accordance with all applicable regulatory requirements.

The Board's role is an oversight role and nothing in this Mandate is intended to require the Board to ensure the Corporation's or any other person's compliance with applicable laws and regulations. The Board is not, and shall not be deemed to be, an agent of the Corporation's security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation, or other liability whatsoever.

*Adopted and approved by the Board of Directors on June 13, 2024.*

# SCHEDULE C

# AUDIT COMMITTEE CHARTER

## 1. MISSION STATEMENT

The Audit Committee (the "**Committee**") of Aeterna Zentaris Inc. (the "**Corporation**") will assist the Board of Directors in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control, the audit process, and the Corporation's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the Corporation's business, operations, and risks.

The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the Corporation's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

## 2. POWERS

The Board authorizes the Committee, within the scope of its responsibilities, to:

- Perform activities within the scope of its charter.
- Engage independent counsel and other advisers as it deems necessary to carry out its duties.
- Set and pay the compensation for any advisors it employs.
- Ensure the attendance of officers and/or other key employees having a finance or accounting function at meetings as appropriate.
- Have unrestricted access to members of management, employees and relevant information.
- Communicate directly with the internal and external auditors.

## 3. COMPOSITION

- The Committee shall be formed of at least three members, each of which shall qualify as an independent director, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed.
- Each member shall provide a useful contribution to the Committee.
- All members must be financially literate as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed.
- In addition, for as long as the Corporation's securities are listed on the Nasdaq Stock Market, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication.
- The chairperson of the Committee shall be appointed by the Board from time to time.
- The term of the mandate of each member shall be one year.
- The quorum requirement for any meeting shall be two members.
- The secretary of the Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

## 4. MEETINGS

- If deemed necessary, the Committee may invite other individuals.
- External auditors shall be invited, if needed, to make presentations to the Committee.

- The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.
- The Committee will meet with the external auditors at least once a year without management presence.
- The minutes of each meeting shall be recorded.

## 5. ROLE AND RESPONSIBILITIES

### A. Financial Information

i. Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

ii. Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

iii. Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, and obtain an explanation from management of all material variances between comparative reporting periods, prior to filing or disclosure. Without restricting the generality of the foregoing, the Committee shall discuss with management and the external auditors to the extent required, any issues and disclosure requirements regarding (a) the use of "pro forma" or "adjusted" non-GAAP/non-IFRS information, (b) any off balance sheet arrangements, and (c) any going concern qualification. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

iv. Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition and results of operations, all sections of the Annual Report on Form 20-F, quarterly reports and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the Corporation and its operations and financial position.

v. Be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in the two preceding paragraphs, and periodically assess the adequacy of those procedures.

vi. Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification letter on the Corporation's controls and procedures disclosure of information and the attestation by management of the financial reports.

vii. Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

viii. Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

ix. Meet with management and the external auditors to review the financial statements and the results of the audit.

x. Consider management's handling of proposed audit adjustments identified by the external auditors.

xi. Ensure that the external auditors communicate certain required matters to the Committee.

xii. Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

xiii. Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

xiv. To gain insight into the fairness of the interim financial statements and disclosures, obtain explanations from management on whether.

   - Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

- Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation's operations and financing practices;
- International Financial Reporting Standards (Generally accepted accounting principles) have been (consistently) applied;
- There are any actual or proposed changes in accounting or financial reporting practices;
- There are any significant or unusual events or transactions;
- The Corporation's financial and operating controls are functioning effectively;
- The Corporation has complied with the terms and conditions of loan agreements or security indentures; and
- The interim financial statements contain adequate and appropriate disclosures.

xv. Ensure that the external auditors communicate certain required matters to the Committee.

B. **External Audit**

i. Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

ii. Consider and make any necessary determinations with respect to the independence of the external auditor and any potential conflicts of interest.

iii. Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

iv. Perform a comprehensive review of the external auditors at least once every five years.

v. Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

vi. Require the external auditors to report directly to the Committee and make sure to receive periodic reports from the external auditors.

vii. Review and approve the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the Corporation's present circumstances and changes in regulatory and other requirements.

viii. Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

ix. Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation's financial reports and whether they are considered as aggressive, balanced or conservative.

x. Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

xi. Pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws (or delegate such pre-approval if and to the extent permitted by law), and consider the potential impact of such services on the independence of the external auditors, provided that the external auditors may not be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the SEC.

xii. Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

xiii. Review post-audit or management letters, containing recommendations of the external auditors and management's response, including the evaluation by the external auditors of the adequacy and effectiveness of management's internal control systems and procedures for financial reporting, and management's responses to any identified weaknesses. xiv. Review any other material written communication provided by the external auditors to the Corporation's management and submitted to the Committee.

C. **Internal Control**

i. Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.
ii. Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.
iii. Discuss with the external auditors and management, the adequacy and effectiveness in the design and operation of the disclosure controls and internal controls of the Corporation and make recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.
iv. Satisfy itself as to the adequacy of the Corporation's review procedures regarding disclosure of other financial information.
v. Gain an understanding of the current areas of financial risk and how these are being handled by the management.
vi. Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.
vii. Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
viii. Ensure that the external auditors keep the Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.
ix. Monitor and supervise procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

**Corporate governance**

i. Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.
ii. Periodically obtain updates from management, general counsel, and tax director regarding compliance.
iii. Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.
iv. Review the findings of any examinations by regulatory agencies.
v. Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.
vi. Review periodically, in consultation with the Nominating and Governance Committee and the Board of Directors, the content of the Code of Ethical Conduct and make sure employees are informed of amendments.
vii. Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.
viii. Review the program for monitoring compliance with the Code of Ethical Conduct.
ix. Periodically obtain updates from management and general counsel regarding compliance.

D. **Other Responsibilities**

i. Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

ii. Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

iii. Review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

iv. Review the policies and procedures in effect for considering officers' expenses and perquisites.

v. If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

vi. Perform other oversight functions as requested by the full Board.

vii. Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

viii. Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

ix. Prepare any reports required by law or standards of the stock exchanges on which the Corporation's securities are listed or requested by the Board, for example a report on the Committee's activities and duties to be included in the section on corporate governance in the Annual Report on Form 20-F.

x. Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

xi. Review and update the Committee charter annually.

xii. Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

*Adopted and approved by the Board of Directors on June 13, 2024.*

Aeterna Zentaris Inc.
222 Bay St. Suite 3000
Toronto, ON M5K 1E7
Telephone: 843.900.3223
www.zentaris.com

# QUESTIONS? NEED HELP VOTING?

## CONTACT US

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**Toll Free Number**

**1.866.581.1513**

**E-mail:** contactus@kingsdaleadvisors.com

**Fax:** 1.416.867.2339
**Toll Free Facsimile:** 1.866.545.5580

Outside North America, Banks and Brokers
**Call Collect or Text:** 1.416.623.2513

KINGSDALE
Advisors